Commission File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

SOUTHWEST COMMUNITY BANCORP

(Exact name of Registrant as specified in its charter)

California	6712	30-0136231

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5810 El Camino Real, Carlsbad, California 92008      (760) 918-2616

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
Warrants to Purchase Common Stock

Copies of Correspondence To:
S. Alan Rosen, Esq.
Horgan, Rosen, Beckham & Coren, L.L.P.
23975 Park Sorrento, Suite 200
Calabasas, California 91302

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

EXHIBIT INDEX

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Registration Statement includes “forward-looking statements,” as that term is used in the securities laws. All statements regarding our expected financial position, business and strategies are forward-looking statements. In addition, throughout this Registration Statement the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to us, Southwest Community Bancorp, Southwest Community Bank, Financial Data Solutions, Inc., or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, and we have based these expectations on our beliefs as well as the assumptions we have made, those expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations include, without limitation, failure of a significant number of borrowers to repay their loans, failure of our community banking strategy, changes in general economic conditions or the economic conditions in Southern California, the monetary policies of the Federal Reserve, changes in interest rates, and restrictions imposed on us by regulations or the banking industry regulators.

     For information about factors that could cause our actual results to differ from our expectations, you should carefully read “ITEM 1 – DESCRIPTION OF BUSINESS - Certain Business Risks” herein. We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this Registration Statement. All future written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this Registration Statement are made only as of the date of this Registration Statement. We have no intention, and do not assume any obligation, to update these forward-looking statements.

ITEM 1 – DESCRIPTION OF BUSINESS

Southwest Community Bancorp

     Southwest Community Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Southwest Community’s principal business is to serve as a holding company for our banking subsidiary, Southwest Community Bank (“SWCB”), and our majority-owned services company, Financial Data Solutions, Inc. (“FDSI”). When we say “we,” “our” or the “Company,” we mean Southwest Community Bancorp on a consolidated basis with SWCB and FDSI. When we refer to “Southwest Community” or to the holding company, we are referring to the parent company on a stand-alone basis.

     Southwest Community was incorporated on December 4, 2002, under the laws of the State of California, at the direction of the Board of Directors of SWCB for the purpose of becoming SWCB’s holding company. The holding company reorganization was consummated on April 1, 2003, pursuant to a Plan of Reorganization and Merger Agreement dated December 18, 2002, and each outstanding share of SWCB common stock was converted into one share of Southwest Community’s common stock and all outstanding shares of SWCB’s common stock were transferred to Southwest Community. Further, each outstanding warrant to purchase SWCB’s common stock, issued in connection with SWCB’s 2002 Unit Offering, was converted into a warrant to purchase Southwest Community’s common stock.

     In April 2003, Southwest Community raised approximately $8.0 million in net proceeds from the sale of “trust preferred” securities, due June 26, 2033. The holders of the trust preferred securities will be entitled to receive cumulative cash distributions at a variable annual rate, reset quarterly, equal to three month LIBOR plus 3.15%, with an initial interest rate of 4.47%. Southwest Community formed a wholly-owned business trust subsidiary, Southwest Community Statutory Trust I (the “Trust”), pursuant to the laws of the State of Connecticut, to facilitate the transaction. The offering was conducted as a private placement to accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act of 1933, as amended. The proceeds to Southwest Community are treated as Tier 1 capital by Southwest Community for regulatory purposes. (See “Supervision and Regulation – Southwest Community Bank — Risk-Based Capital Guidelines” herein.) Southwest Community is using the proceeds from the offering to fund SWCB’s growth. The interest paid by Southwest Community is deductible. Southwest Community has the right, assuming that no default has occurred, to defer interest payments at any time for a period of up to twenty consecutive calendar quarters. The “trust preferred” securities can be called on or after June 26, 2008 at their face value.

Southwest Community Bank

     SWCB commenced operations on December 1, 1997, as a California state-chartered bank. SWCB is authorized to engage in the general commercial banking business and its deposits are insured by the FDIC up to the applicable limits of the law. SWCB is not a member of the Federal Reserve System. Since opening its first office in Encinitas, California, SWCB has experienced continued growth in total assets and locations.

     In 1998, SWCB opened a Private Banking Office in downtown San Diego. During 2000, SWCB added offices in Escondido and El Cajon. In 2001, SWCB opened a fifth office in the Carlsbad commercial business district and relocated its administrative offices from Encinitas to the new Carlsbad office. During 2002, SWCB opened its sixth office in Murrieta, California. During 2003, SWCB opened a seventh office in Anaheim and a loan production office in Glendale, California.

     Since opening in December 1997, we have experienced continued growth in total assets. Assets grew from $23.6 million at December 31, 1998, to $47.5 million at December 31, 1999, to $87.2 million at December 31, 2000, to $123.1 million at December 31, 2001, to $250.9 million at December 31, 2002 and to $307.6 million at September 30, 2003.

Financial Data Solutions, Inc.

     In November 1998, SWCB established a wholly-owned subsidiary, Financial Data Solutions, Inc. FDSI is a technology related servicing company that currently offers a wide variety of computer related services to other financial institutions throughout Southern California. Shortly after establishing FDSI, SWCB sold a 49% interest in FDSI to another financial institution. In May 2003, SWCB transferred its 51% equity interest in FDSI to Southwest Community.

     FDSI, headquartered in Murrieta, California, was founded for the purpose of providing quality, state-of-the-art item processing and related services to the financial services community. In February 2001, FDSI opened its second processing center in El Monte, California, to expand its service area to Los Angeles and Orange Counties. In July 2001, FDSI took over the item processing responsibilities of the Bank Link Corporation, adding 5 clients to its Murrieta center. In 2001, FDSI further expanded its product offering with automated remittance processing/lock box services. In January 2003, a third processing center in San Leandro, California, was opened, expanding FDSI’s market area to northern California. Annual revenue has increased from approximately $1.4 million in 2000, to $3.2 million in 2001 and to approximately $4.3 million in 2002. At December 31, 2002, FDSI served approximately 45 financial institution clients.

     Our share of FDSI’s initial losses had a significant impact on our overall profitability during 1999, which at $334,000 was accountable for approximately 67% of our total consolidated loss for the year. Additional losses incurred in 2000 totaled $347,000, of which our share was $177,000. FDSI earned a profit for 2001 of approximately $60,000, of which our share was $31,000. In 2002, FDSI earned a profit of approximately $492,000, of which our share was approximately $251,000. For the nine months ended September 30, 2003, FDSI earned a profit of approximately $87,000, of which our share was $45,000.

Banking Business

     We offer a variety of checking, savings and money market accounts, sweep accounts, and time certificate of deposits, including IRA and KEOGH accounts. Depositors have the option of subscribing for a wide range of electronic services including ATM/debit card services, on-line banking, bill paying, cash management and a variety of electronic account statement options. In addition, we provide other incidental services customary to the banking industry such as courier service, coin and cash handling and notary services.

     We make a variety of loan products available, including commercial, real estate, construction, automobile and other installment and term loans. In May 1998, we initiated an SBA lending program as a key aspect of our commercial client/small business focus. By mid-1999, we received a “Preferred Lender” status from the San Diego Regional SBA office. The “Preferred Lender” status enabled us to process loans in less time than before, which contributed to us becoming San Diego County’s largest local SBA lender for the SBA’s fiscal years ending September 30, 2000, 2001 and 2003. Our “Preferred Lender” status was extended to the Santa Ana Region in August 2000, giving us expedited loan processing ability in Orange, Riverside and San Bernardino Counties, and was extended to the Sacramento and Fresno Districts in 2003.

     With the assistance of our majority-owned subsidiary, FDSI, we have established ourselves as a niche player in the remittance or lock box processing arena, enabling us to attract corporate relationships with larger than average balances that require specialized services. This has enabled us to achieve a ratio of demand deposits to total deposits in excess of 77% as of December 31, 2002, which has resulted in a lower cost of funds than most of our peers. Many of these deposits, however, require services that result in account analysis or “Regulation Q” costs that are included in noninterest expense.

     Through affiliations with third party vendors, we also provide loans for single-family mortgages, merchant card services, and noninsured investment products.

     Our business plan emphasizes providing highly specialized financial services in a professional and personalized manner to individuals and businesses in our service area. Our primary market area is San Diego County. We market certain services, such as construction and SBA loans, to an expanded market encompassing portions of Orange, Riverside and San Bernardino Counties. Since we are locally owned and operated, with a management team and Board of Directors charged with monitoring the financial needs of the communities we serve, we believe that we are in a position to respond promptly to the changing needs of customers.

     Business Concentrations

     No individual or single group of related accounts is considered material in relation to our total assets or to the assets of SWCB or the sources of revenue of FDSI, or in relation to the overall business of SWCB or the Company. However, we accept deposits and provide deposit services to real estate related service businesses. Deposits from eight of these businesses, whose aggregate average balances represented 1% or more of our total deposits, totaled $149 million in average balances during the month of September 2003. One of these relationships accounted for approximately 65% of these deposits. (See “ITEM 2. FINANCIAL INFORMATION – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Deposits.”) Moreover, our business activities are currently focused primarily in Southern California, with the majority of our business concentrated in San Diego County. Consequently, our results of operations and financial condition are dependent upon the general trends in the Southern California economy and, in particular, the residential and commercial real estate markets in San Diego County. In addition, the concentration of our operations in Southern California exposes us to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods, in this region, although we do not anticipate any adverse consequences as a result of the recent fires in Southern California.

     Internet Banking Services

     We offer a variety of electronic banking services for corporate and individual customers, including cash management and electronic bill payment. We also have our own “home page” address on the world wide web as an additional means of expanding our market and providing banking services through the Internet. Our website address is: www.swcbank.com.

     Market Area

     Our primary market areas include the cities and surrounding communities of San Diego, Carlsbad, El Cajon, Escondido, Encinitas, Marietta and Anaheim, encompassing portions of San Diego, Riverside, San Bernardino and Orange Counties.

     The sixth-largest city in the United States, San Diego is the southern-most major metropolitan area in California. The city lies 125 miles south of Los Angeles and 500 miles south of San Francisco. The county covers 4,261 square miles, and borders Orange, Riverside and Imperial Counties to the north and east, and Baja California to the south.

     San Diego’s economy has undergone a remarkable transformation over the past decade. The severe recession in the first half of the 1990s was the longest and deepest of the past 60 years. The downturn, subsequent recovery and expansion were not mere business or cyclical adjustments, but an extensive overhauling and restructuring of the region’s basic economic drivers.

     From an economy largely dominated by defense and military expenditures, San Diego industries transformed into a diversified mix of high-technology commercial endeavors. Some of these sectors were by-products of defense-based efforts, as well as capitalization of highly educated and skilled workers. Emerging growth areas include telecommunications, electronics, computers, software, and biotechnology.

     International trade also contributed to San Diego’s economic recovery and dynamic performance in recent years. San Diego’s cross border trade and interactions with Mexico provide tremendous economic advantages and opportunities, becoming an increasingly important facet of San Diego’s economic fortunes.

     Mexico and Canada, U.S. partners under the North American Free Trade Agreement (“NAFTA”), dominate San Diego’s export markets by far, accounting for more than one-half (55%) of all export production. San Diego clearly benefits from NAFTA, not only because the agreement further opened up the markets of the United States’ two largest customers, but also because Baja California was greatly benefited and stimulated by heightened trade and dollars flowing to the region.

     Mexico and NAFTA are key factors in San Diego’s continued economic prosperity, export production and growth. International trade accounts for more than one-third (37%) of San Diego manufacturing dollars. Manufacturing remains the largest economic sector for local dollars generated, with electronics, computers and industrial machinery, aerospace and shipbuilding, and instruments leading local production.

     Specific products made and exported from San Diego, in addition to televisions, include other radio and broadcasting/communications equipment, cellular telephones, semiconductors, circuit boards, computers, and scientific, medical, and other measuring instruments.

     The transformation of the United States’ defense system from cold-war industrial buildup to modern high-tech military transformed San Diego’s military operations and defense contracting work. Despite past cutbacks and downsizing, the military’s presence and commitment to San Diego remains, if anything, greater than ever as the Navy’s principal location for West Coast and Pacific Ocean operations. San Diego is also home to the only few remaining shipyards on the West Coast able to build and repair large Navy ships.

     The San Diego-based Space & Naval Warfare Systems Command (SPAWAR) administers several billions of dollars in contract work for local companies. The command is primarily responsible for equipment needed for modern warfare and surveillance, including Naval space systems, communications and information technology.

     The multi-billion dollar visitor industry has also been an important sector of economic power and stability. The visitor industry is San Diego’s third largest economic sector, behind only manufacturing and military/defense.

     SWCB also operates branch offices in Orange and Riverside Counties. The Anaheim office serves customers in Anaheim and neighboring Orange County communities. The Murrieta office extends the Company’s service area to Riverside County.

     Competition

     The banking business in California, generally, and in our service areas, specifically, is highly competitive with respect to both loans and deposits and is dominated by a number of major banks that have many offices operating over wide geographic areas. We compete for deposits and loans principally with these major banks, savings and loan associations, finance companies, credit unions and other financial institutions located in our market areas. Among the advantages that the major banks have over us are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in our service areas offer certain services (such as trust and international banking services) that are not offered directly by us and, by virtue of their greater total capitalization, such banks have substantially higher lending limits than us.

     Moreover, all banks face increasing competition for loans and deposits from non-bank financial intermediaries such as mortgage companies, insurance companies, and securities firms.

     In November 1999, the President signed the Gramm-Leach-Bliley Act, or the GLB Act, into law, which significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act revised the Bank Holding Company Act of 1956 and repealed the affiliation prohibitions of the Glass-Steagall Act of 1933.

Consequently, a qualifying holding company, called a financial holding company, can engage in a full range of financial activities, including banking, insurance, and securities activities, as well as merchant banking and additional activities that are “financial in nature” or “incidental” to those financial activities. Expanded financial affiliation opportunities for existing bank holding companies is now permitted. Moreover, various non-bank financial services providers can acquire banks while also offering services like securities underwriting and underwriting and brokering insurance products. The GLB Act also expanded passive investment activities by financial holding companies, permitting investments in any type of company, financial or non-financial, through acquisitions of merchant banking firms and insurance companies.

     Given that the traditional distinctions between banks and other providers of financial services have been effectively eliminated, we will face additional competition from thrift institutions, insurance companies and securities firms. Additionally, their ability to cross-market banking products to their existing customers or the customers of affiliated companies may make it more difficult for us to compete. We and many similarly situated institutions have not yet experienced the full impact of the GLB Act. Therefore, we are not in a position to determine the potential effects, if any, that the GLB Act will have on community banks in general, or on our operations specifically.

     In order to compete, we use to the fullest extent possible the familiarity of our directors and officers with our market area and its residents and businesses and the flexibility that our independent status will permit. This includes an emphasis on specialized services, local promotional activity, and personal contacts by our directors, officers and other employees. We use advertising, including radio and newspaper ads and direct mail pieces, to inform the community of the services we offer. We also utilize emerging marketing techniques, such as the Internet, to reach target markets. In addition, our directors and shareholders refer customers, as well as bring their own business. We also have an active calling program where our officers, including commissioned business development officers, contact targeted prospects to solicit both deposit and loan business.

     We have developed programs that are specifically addressed to the needs of consumers, professionals and small- to medium-sized businesses. In the event there are customers whose loan demands exceed our lending limits, we arrange for such loans on a participation basis with other financial institutions and intermediaries. We also assist those customers requiring other services not offered by us to obtain those services from correspondent banks. In addition, we offer ATM services, including a drive-up ATM, and we offer, among other services, a night depository, courier services, bank-by-mail services, merchant windows and direct deposit services.

     We believe that our reputation in the communities served and our personal service philosophy enhance our ability to compete favorably in attracting and retaining individual and business clients. We also believe that we have an advantage over the larger national and “super regional” institutions because we are managed by well respected and experienced bankers.

     We also believe that mergers, acquisitions and downsizing have and will continue to foster impersonal banking relationships which, in turn, may cause dissatisfaction among our targeted customer population. Moreover, our larger competitors may not offer adequate personalized banking services, since their emphasis is on large volume and standardized retail products.

     We also face growing competition from other community banks. These institutions have similar marketing strategies to ours. These other community banks have also been successful and are strong evidence regarding the potential success of the community banking sector.

     No assurance can be given that our ongoing efforts to compete will continue to be successful.

     Employees

     At December 31, 2002, we had 72 full-time and 10 part-time employees. In addition, our subsidiary, FDSI, had 34 full-time and 44 part-time employees. Our employees are not represented by any union or other collective bargaining agreement and we consider our relations with our employees to be excellent.

Certain Business Risks

     The considerations listed below represent certain important factors we believe could cause our actual results of operations to differ materially from our expectations. These considerations are not intended to represent a complete list of the general or specific risks that may affect our future results of operations or stock price and should be considered carefully.

     Risks Related to the Company

     We have a Limited Operating History. We have only been operating since December 1, 1997. Therefore, we have a limited operating history. Although our board of directors and our management are generally pleased with our progress through the date of this Registration Statement, we still remain subject to the risks inherently associated with a new business enterprise in general, and a new financial institution in particular.

     We Do Not Have a Sustained History of Profitability. We did not earn a profit for the years ended December 31, 1999 and 1998 or for the period ended December 31, 1997. The losses that we incurred were from anticipated start-up costs associated with developing our operating infrastructure, coupled with an initially low volume of earning assets, which are expected in new banks, and the costs associated with the start-up of our majority-owned subsidiary, FDSI. Although we earned a profit for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, there is no assurance that we will continue to earn a profit in the future.

     FDSI Does Not Have a Sustained History of Profitability. During 1998 SWCB formed FDSI to provide item processing and related services to the financial services industry, specializing in small- and mid-sized financial institutions. SWCB sold a 49% interest in FDSI to another financial institution and retained a 51% interest. Our share of FDSI’s initial losses had a significant impact on our overall profitability during 1999, which at $334,000 was accountable for approximately 67% of our total consolidated loss for the year. Additional losses incurred in 2000 totaled $347,000, of which our share was $177,000. FDSI earned a modest profit for 2001 of approximately $60,000, of which our share was $31,000. In 2002, FDSI earned a profit of approximately $492,000, of which our share was approximately $251,000. For the nine months ended September 30, 2003, FDSI earned a profit of approximately $87,000, of which our share was $45,000. We cannot assure you that FDSI will maintain profitability in the future.

     We Face Limits on Our Ability to Lend. Our legal lending limit as of September 30, 2003 was approximately $6.5 million for secured loans and $3.9 million for unsecured loans. Accordingly, the size of the loans which we can offer to potential customers is less than the size of loans which many of our competitors with larger lending limits can offer. Our legal lending limit affects our ability to seek relationships with the region’s larger and more established businesses. Through our previous experience and relationships with a number of the region’s other financial institutions, we are generally able to accommodate loan amounts greater than our legal lending limit by selling participations in those loans to other banks. However, we cannot assure you of any success in attracting or retaining customers seeking larger loans or that we can engage in participations of those loans on terms favorable to us.

     Declines in Real Estate Values Could Materially Impair Our Profitability and Financial Condition. A significant proportion of our loan portfolio (60% of our loan portfolio) consists of commercial real estate and construction loans secured by real estate collateral. A substantial portion of the real estate securing these loans is located in San Diego and Riverside Counties. Real estate values are generally affected by factors such as:

•	the socioeconomic conditions of the area where the real estate collateral is located;

•	fluctuations in interest rates;

•	property and income tax laws;

•	local zoning ordinances governing the manner in which real estate may be used; and

•	federal, state and local environmental regulations.

     Declines in real estate values could significantly reduce the value of the real estate securing our loans and could increase the likelihood of defaults. Moreover, if the value of real estate collateral declines to a level that is not sufficient to provide adequate security for the underlying loans, we will be required to make additional loan loss provisions which, in turn, will reduce our profits and could negatively affect our capital. Finally, if a borrower defaults on a loan secured by real estate, we may be forced to foreclose on the property and carry it as a nonperforming asset, which, in turn, reduces our net interest income.

     Our Business is Concentrated in Southern California. We believe that our loan portfolio is sufficiently diversified and has no single concentration in any one industry. However, substantially all of our business comes from Southern California and particularly San Diego County. Should Southern California or any of the industries in which our customers operate suffer a significant economic reversal, we may be required to curtail our lending activities, make additional loan loss provisions, and/or suffer a loss of earnings.

     Changes in Economic Conditions, in Particular an Economic Slowdown in Southern California, Could Hurt our Business Materially. Our business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, whether caused by national concerns or local concerns, in particular an economic slowdown in Southern California, could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline;

•	low cost or noninterest bearing deposits may decrease; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

     Our Future Growth May Be Hindered If We Do Not Raise Additional Capital. Bank holding companies and banks are required by law and regulation to meet capital adequacy guidelines and maintain their capital to specified percentages of their assets. A failure to meet these guidelines will limit our ability to grow and could result in banking regulators requiring us to increase our capital or reduce our loans and other earning assets. Therefore, in order for us to continue to increase our earning assets and net income, we may be required, from time to time, to raise additional capital. We cannot assure you that additional sources of capital will be available or, if it is, that it will be available on terms reasonable to us.

     We Rely on Trust Preferred Securities for Our Capital Adequacy. In April 2003, we issued $8.0 million of trust preferred securities which have been (subject to percentage limitations) considered as capital for regulatory purposes. As a result of the issuance of FASB Interpretation No. 46 in January 2003 and revised in December 2003, which relates to consolidation of variable interest entities, we may be required to “deconsolidate” our subsidiary trust that issued the trust preferred securities. This would result in the trust preferred securities being presented as subordinated debt in our consolidated financial statements. The Federal Reserve Board has indicated that it would review the regulatory implications of this change in financial reporting and the continued inclusion of these amounts in bank holding companies’ regulatory capital. If the FRB elects to change the capital treatment of trust preferred securities, our capital ratios may be materially affected.

     Holding Company Structure and Debt Service. As a bank holding company, substantially all of our operating assets are owned by SWCB. Southwest Community, therefore, relies upon receipt of sufficient funds from SWCB and its other operating subsidiary, FDSI, primarily in the form of dividends, to meets its obligations and corporate expenses. The ability of SWCB and FDSI to pay dividends to Southwest Community, however, is limited by statutory and regulatory authority, which may preclude payment of dividends when Southwest Community most needs them.

     In April 2003, we issued trust preferred securities through our trust subsidiary which will increase our interest expense by approximately $358,000 annually. Our ability to meet our interest obligations on the debentures, therefore, may be impaired should SWCB and/or FDSI be unable to pay dividends. (See “Supervision and Regulation — Southwest Community Bancorp — Bank Holding Company Liquidity” herein.)

     We Have a Continuing Need to Adapt to Technological Changes. The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology allows us to:

•	serve our customers better;

•	increase our operating efficiency by reducing operating costs;

•	provide a wider range of products and services to our customers; and

•	attract new customers.

     Our future success will partially depend upon our ability to successfully use technology to provide products and services that will satisfy our customers’ demands for convenience, as well as to create additional operating efficiencies. Our larger competitors already have existing infrastructures or substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing those products and services to our current and future customers.

     Our Growth Strategy Involves Risks That May Adversely Impact Our Net Income. We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We have also pursued growth through new branches and by establishing real estate finance and small business loan divisions. We may not be able to sustain our planned growth without establishing additional new branches or more new products. Therefore, we may expand in our current market by opening or acquiring branch offices or we may expand into new markets or make strategic acquisitions of other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. We cannot assure you of our success in implementing our growth strategy without corresponding increases in our non-interest expenses.

     We are Exposed to Risk of Environmental Liabilities With Respect to Properties to Which We Take Title. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

     Our Ability to Pay Dividends is Restricted by Law and Depends on Capital Distributions From SWCB. Our ability to pay dividends to our shareholders is subject to the restrictions set forth in California law. We cannot assure you that we will meet the criteria specified under California law in the future. Even if we may legally declare and pay dividends, the amount and timing of those dividends will be at the discretion of our board of directors. The board of directors may, in its sole discretion, decide not to declare dividends. We do not plan to pay dividends on our common stock in the near future, although we have declared three stock splits since inception.

     The primary source of our income from which we may pay dividends is the receipt of dividends from SWCB and FDSI. The availability of dividends from SWCB and FDSI is limited by various statutes and regulations. It is possible, depending upon the financial condition of SWCB, and other factors, that the DFI and/or the FDIC could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event SWCB and/or FDSI are unable to pay dividends to us, we in turn may be unable to pay dividends on our common stock or make the scheduled interest payments on the trust preferred securities. See “Supervision and Regulation” for additional information on the regulatory restrictions to which we, SWCB and FDSI are subject.

     Our Allowance for Loan Losses May Not be Adequate to Cover Actual Losses. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover potential losses, we cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially adversely affect our earnings. (See “ITEM 2. FINANCIAL INFORMATION - Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein.)

     Risks Relating to Our Common Stock and Warrants

     Only a Limited Trading Market Exists for Southwest Community Common Stock and Warrants Which Could Lead to Price Volatility. Only a limited trading market for our common stock and warrants exists on the OTC “Bulletin Board.” Although five dealers currently trade shares of our common stock and warrants, we cannot assure you that an active public market for our common stock or warrants will ever develop or the extent to which those dealers will continue trading our common stock and warrants.

     Concentrated Ownership of Our Common Stock and Warrants Creates a Risk of Sudden Changes in Our Share Price. As of September 30, 2003, directors and members of our executive management team owned or controlled approximately 18.7% of our common stock and 13.9% of our warrants. Investors who purchase our common stock or warrants may be subject to certain risks due to the concentrated ownership of our common stock and warrants. The sale by any of our large shareholders of a significant portion of that shareholder’s holdings could have a material adverse effect on the market price of our common stock or warrants. In addition, the sale and issuance of any significant amount of additional shares of our common stock will have the immediate effect of increasing the public float of our common stock and any such increase may cause the market price of our common stock and warrants to decline or fluctuate significantly.

     Risks Related to Our Industry

     Our Business is Subject to Interest Rate Risk and Variations in Interest Rates May Negatively Affect Our Financial Performance. Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

     We Face Strong Competition From Financial Service Companies and Other Companies that Offer Banking Services that Could Hurt Our Business. We conduct our banking operations exclusively in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our results of operations and financial condition may otherwise be adversely affected.

     We are Subject to Extensive Regulation Which Could Adversely Affect Our Business. Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business or prospects.

Financial and Statistical Disclosure

     Certain of our statistical information is presented within “ITEM 2. FINANCIAL INFORMATION - Selected Financial Data,” and “- Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Qualitative and Quantitative Disclosure About Market Risk” herein. This information should be read in conjunction with the consolidated financial statements contained in “ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA” herein.

Supervision and Regulation

     Introduction

     Banking is a complex, highly regulated industry. The primary goals of the regulatory scheme are to maintain a safe and sound banking system, protect depositors and the Federal Deposition Insurance Corporation’s insurance fund, and facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress and the states have created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies and the financial services industry. Consequently, our growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable estate and federal statues, regulations and the posies of various governmental regulatory authorities, including:

•	the Board of Governors of the Federal Reserve System, or the FRB;

•	the Federal Deposit Insurance Corporation, or the FDIC; and

•	the California Department of Financial Institutions, or the DFI.

     The system of supervision and regulation applicable to us governs most aspects of our business, including:

•	the scope of permissible business;

•	investments;

•	reserves that must be maintained against deposits;

•	capital levels that must be maintained;

•	the nature and amount of collateral that may be taken to secure loans;

•	the establishment of new branches;

•	mergers and consolidations with other financial institutions; and

•	the payment of dividends.

     The following summarizes the material elements of the regulatory framework that applies to us. It does not describe all of the statutes, regulations and regulatory policies that are applicable. Also, it does not restate all of the requirements of the statutes, regulations and regulatory policies that are described. Consequently, the following summary is qualified in its entirety by reference to the applicable statute, regulations and regulatory policies discussed in this Registration Statement. Any change in these applicable laws, regulations or regulatory policies may have a material effect on our business.

     Southwest Community Bancorp

     General. Southwest Community, as a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or BHCA, is subject to regulation by the FRB. According to FRB policy, Southwest Community is expected to act as a source of financial strength for SWCB, to commit resources to support it in circumstances where Southwest Community might not otherwise do so. Under the BHCA, Southwest Community, SWCB and any banks that Southwest Community may acquire in the future, are subject to periodic examination by the FRB. Southwest Community is also required to file periodic reports of its operations and any additional information regarding its activities and those of its subsidiaries with the FRB, as may be required.

     Southwest Community is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Consequently, Southwest Community and SWCB are subject to examination by, and may be required to file reports with, the DFI. Regulations have not yet been proposed or adopted or steps otherwise taken to implement the DFI’s powers under this statute.

     The Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, or the SOX, became effective on July 30, 2002, and represents the most far reaching corporate and accounting reform legislation since the enactment of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SOX is intended to provide a permanent framework that improves the quality of independent audits and accounting services, improves the quality of financial reporting, strengthens the independence of accounting firms and increases the responsibility of management for corporate disclosures and financial statements. It is intended that by addressing these weaknesses, public companies will be able to avoid the problems encountered by many notable companies in 2001-2002.

     The SOX’s provisions are significant to all companies that have a class of securities registered under Section 12 of the Exchange Act or are otherwise reporting to the SEC (or the appropriate federal banking agency) pursuant to Section 15(d) of the Exchange Act (collectively, “public companies”). Once this Registration Statement becomes effective, the Company will be a “public company” for purposes of filing reports under the Exchange Act and will be subject to the provisions of the SOX.

     The SOX’s provisions become effective at different times, ranging from immediately upon enactment to later dates specified in the SOX or the date on which the required implementing regulations become effective. In addition to SEC rulemaking to implement the SOX, NASDAQ and the New York Stock Exchange are proceeding with proposed changes to their listing standards which, in some instances, may impose requirements more rigorous than those set forth in the SOX. Wide-ranging in scope, the SOX will have a direct and significant impact on banks and bank holding companies that are public companies, including us.

     The following briefly describes some of the key provisions of the SOX:

•	Section 301 establishes certain oversight, independence, funding and other requirements for the audit committees of public companies, and requires the SEC to issue rules that prohibit any national securities exchange or national securities association from listing the securities of a company that doesn’t comply with these audit committee requirements.

•	Section 302 mandates that the SEC adopt rules that require the principal executive officer(s) and principal financial officer(s) of public companies to include certain certifications in the company’s annual and quarterly reports filed under the Exchange Act.

•	Section 906 includes another certification requirement that is separate from the certification requirements of Section 302. Section 906 provides that all periodic reports that contain financial statements and that are filed by public companies under Sections 13(a) or 15(d) of the Exchange Act must include a written certification by the CEO and CFO (or equivalent) that (1) the report complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and (2) the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer. Section 906 became effective on July 30, 2002, and persons who knowingly or willfully violate Section 906 are subject to specified criminal penalties.

•	Section 303 which requires the SEC to issue rules prohibiting the officers and directors of public companies, and persons acting under their direction, from fraudulently influencing, coercing, manipulating, or misleading the company’s independent auditor in order to render the financial statements materially misleading.

•	Section 304 requires the CEO and CFO of public companies to reimburse the company for certain compensation and profits received if the company is required to restate its financial reports due to material noncompliance resulting from misconduct, with the Federal securities laws.

•	Section 306(a) prohibits the directors and executive officers of any public company from purchasing, selling or transferring any equity security acquired by the director or executive officer in connection with his or her service as a director or executive officer during any “blackout period” with respect to the company’s securities. Blackout periods refer to periods when most public company employees are not permitted to sell shares in their 401(k) plans.

•	Section 401(b) requires the SEC to issue rules that prohibit issuers from including misleading pro forma financial information in their filings with the SEC or in any public release, and that requires issuers to reconcile any pro forma financial information included in such filings or public releases with their financial statements prepared in accordance with generally accepted accounting principles.

•	Section 404 mandates that the SEC issue rules that require all annual reports filed under Sections 13(a) or 15(d) of the Exchange Act to include certain statements and assessments related to the issuer’s internal control structures and procedures for financial reporting.

•	Section 406 mandates that the SEC adopt rules that require public companies to (1) disclose in their periodic reports filed under the Exchange Act whether the company has adopted a code of ethics for its senior financial officers and, if not, the reasons why; and (2) promptly disclose on Form 8-K any change to, or waiver of, the company’s code of ethics.

•	Section 407 mandates that the SEC adopt rules that require public companies to disclose in their periodic reports filed under the Exchange Act whether the audit committee of the company includes at least one financial expert and, if not, the reasons why.

     In addition to the provisions discussed above, the SOX also includes a variety of other provisions that will affect all public companies.

     We cannot be certain of the effect, if any, of the foregoing legislation on our business. Future changes in the laws, regulation, or policies that impact us cannot necessarily be predicted and may have a material adverse effect on our business and earnings.

     The California Corporate Disclosure Act. On January 1, 2003, the California Corporate Disclosure Act, or the CCD, became effective. The CCD, also a reaction to the “Enron scandal,” increases the frequency and expands the scope of information required in filings by publicly traded companies with the California Secretary of State. Some of the new information required includes the following:

•	The name of the independent auditor for the publicly traded company, a description of the services rendered by the auditor during the previous 24 months, the date of the last audit and a copy of the report;

•	The annual compensation paid to each director and executive officer, including options or shares granted to them that were not available to other employees of the company;

•	A statement indicating whether any bankruptcy has been filed by the company’s executive officers or directors during the past 10 years; and

•	A statement indicating whether any of the company’s executive officers or directors were convicted of fraud during the past 10 years.

     For purposes of the CCD, a “publicly traded company” is any company with securities that are listed on or admitted to trading on a national or foreign exchange, or is the subject of a two-way quotation, such as both “bid” and “asked” prices, that is regularly published by one or more broker-dealers in the National Daily Quotations Service or a similar service.

     Bank Holding Company Liquidity. Southwest Community is a legal entity, separate and distinct from SWCB. Southwest Community has the ability to raise capital on its own behalf or borrow from external sources. Southwest Community may also obtain additional funds from dividends paid by, and fees charged for services provided to, SWCB. However, regulatory constraints may restrict or totally preclude SWCB from paying dividends.

     Southwest Community is entitled to receive dividends, when and as declared by SWCB’s Board of Directors. Those dividends may come from funds legally available for those dividends, as specified and limited by the California Financial Code. Under the California Financial Code, funds available for cash dividends by a California-chartered bank are restricted to the lesser of: (i) the bank’s retained earnings; or (ii) the bank’s net income for its last three fiscal years (less any distributions to shareholders made during such period). With the prior approval of the DFI, cash dividends may also be paid out of the greater of: (a) the bank’s retained earnings; (b) net income for the bank’s last preceding fiscal year; or (c) net income or the bank’s current fiscal year.

     If the DFI determines that the shareholders’ equity of the bank paying the dividend is not adequate or that the payment of the dividend would be unsafe or unsound for the bank, the DFI may order the bank not to pay the dividend.

     Since SWCB is an FDIC insured institution, it is also possible, depending upon its financial condition and other factors, that the FDIC could assert that the payment of dividends or other payments might, under some circumstances, constitute an unsafe or unsound practice and thereby prohibit such payments.

     Transactions with Affiliates. Southwest Community and any subsidiaries it may purchase or organize are deemed to be affiliates of SWCB within the meaning of Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W, adopted effective April 2003, to implement those sections. Under Sections 23A and 23B and Regulation W, loans by SWCB to affiliates, investments by them in affiliates’ stock, and taking affiliates’ stock as collateral for loans to any borrower is limited to 10% of SWCB’s capital, in the case of any one affiliate, and is limited to 20% of the SWCB’s capital, in the case of all affiliates. In addition, transactions between SWCB and other affiliates must be on terms and conditions that are consistent with safe and sound banking practices; in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act. These restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts. Southwest Community and SWCB are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities. (See “Supervision and Regulation — Southwest Community Bank — Significant Legislation” herein.)

     Limitations on Business and Investment Activities. Under the BHCA, a bank holding company must obtain the FRB’s approval before:

•	directly or indirectly acquiring more than 5% ownership or control of any voting shares of another bank or bank holding company;

•	acquiring all or substantially all of the assets of another bank; or

•	merging or consolidating with another bank holding company.

     The FRB may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the FRB must give effect to applicable state laws limiting the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institutions in the state in which the target bank is located, provided that those limits do not discriminate against out-of-state depository institutions or their holding companies, and state laws which require that the target bank have been in existence for a minimum period of time, not to exceed five years, before being acquired by an out-of-state bank holding company.

     In addition to owning or managing banks, bank holding companies may own subsidiaries engaged in certain businesses that the FRB has determined to be “so closely related to banking as to be a proper incident thereto.” Southwest Community, therefore, is permitted to engage in a variety of banking-related businesses. Some of the activities that the FRB has determined, pursuant to its Regulation Y, to be related to banking are:

•	making or acquiring loans or other extensions of credit for its own account or for the account of others;

•	servicing loans and other extensions of credit;

•	performing functions or activities that may be performed by a trust company in the manner authorized by federal or state law under certain circumstances;

•	leasing personal and real property or acting as agent, broker, or adviser in leasing such property in accordance with various restrictions imposed by FRB regulations;

•	acting as investment or financial advisor;

•	providing management consulting advise under certain circumstances;

•	providing support services, including courier services and printing and selling MICR-encoded items;

•	acting as a principal, agent, or broker for insurance under certain circumstances;

•	making equity and debt investments in corporations or projects designed primarily to promote community welfare or jobs for residents;

•	providing financial, banking, or economic data processing and data transmission services;

•	owning, controlling, or operating a savings association under certain circumstances;

•	selling money orders, travelers’ checks and U.S. Savings Bonds;

•	providing securities brokerage services, related securities credit activities pursuant to Regulation T, and other incidental activities; and

•	underwriting and dealing in obligations of the U.S., general obligations of states and their political subdivisions, and other obligations authorized for state member banks under federal law.

     Under the recently enacted Gramm-Leach-Bliley Act (discussed below in the section entitled “Supervision and Regulation — Southwest Community Bank — Significant Legislation”) qualifying bank holding companies making an appropriate election to the FRB may engage in a full range of financial activities, including insurance, securities and merchant banking. Southwest Community has not elected to qualify for these financial activities.

     Generally, the BHCA does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

     Federal law prohibits a bank holding company and any subsidiary banks from engaging in certain tie-in arrangements in connection with the extension of credit. Thus, for example, SWCB may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that:

•	the customer must obtain or provide some additional credit, property or services from or to SWCB other than a loan, discount, deposit or trust services;

•	the customer must obtain or provide some additional credit, property or service from or to Southwest Community or any subsidiaries; or

•	the customer must not obtain some other credit, property or services from competitors, except reasonable requirements to assure soundness of credit extended.

     Capital Adequacy. Bank holding companies must maintain minimum levels of capital under the FRB’s risk-based capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

     The FRB’s risk-based capital adequacy guidelines for bank holding companies and state member banks, discussed in more detail below in the section entitled “Supervision and Regulation — Southwest Community Bank — Risk-Based Capital Guidelines,” assign various risk percentages to different categories of assets, and capital is measured as a percentage of risk assets. Under the terms of the guidelines, bank holding companies are expected to meet capital adequacy guidelines based both on total risk assets and on total assets, without regard to risk weights.

     The risk-based guidelines are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual organizations. For example, the FRB’s capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Moreover, any banking organization experiencing or anticipating significant growth or expansion into new activities, particularly under the expanded powers under the Gramm-Leach-Bliley Act, would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

     The FRB permits bank holding companies to include trust preferred securities that are issued by a subsidiary trust as capital for regulatory purposes. In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 which was revised and reissued in December 2003 (“FIN 46”). FIN 46 may require bank holding companies to “deconsolidate” their subsidiary trusts for financial reporting purposes. The FRB indicated that it would review the regulatory implications of this change in financial reporting and, if necessary or warranted, provide further appropriate guidance. Until, and unless, the FRB elects to change the capital treatment of these securities, bank holding companies may continue to include the amount received from issuance of trust preferred securities in their capital for regulatory capital purposes, subject, together with other cumulative preferred stock, to the 25% of Tier I capital limit.

     Limitations on Dividend Payments. California Corporations Code Section 500 allows Southwest Community to pay a dividend to its shareholders only to the extent that Southwest Community has retained earnings and, after the dividend, Southwest Community’s:

•	assets (exclusive of goodwill and other intangible assets) would be 1.25 times its liabilities (exclusive of deferred taxes, deferred income and other deferred credits); and

•	current assets would be at least equal to current liabilities.

     Additionally, the FRB’s policy regarding dividends provides that a bank holding company should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The FRB also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations.

     Southwest Community Bank

     General. SWCB, as a California-chartered bank that is not a member of the Federal Reserve System, is subject to regulation, supervision, and regular examination by the DFI and the FDIC. SWCB’s deposits are insured by the FDIC up to the maximum extent provided by law. The regulations of these agencies govern most aspects of SWCB’s business and establish a comprehensive framework governing its operations. California law exempts all banks from usury limitations on interest rates.

     Significant Legislation. The laws, regulations and policies governing financial institutions are continuously under review by Congress, state legislatures and federal and state regulatory agencies. From time to time laws or regulations are enacted which have the effect of increasing the cost of doing business, limiting or expanding the scope of permissible activities, or changing the competitive balance between banks and other financial and non-financial institutions. Various federal laws enacted in recent years have expanded the lending authority and permissible activities of certain non-bank financial institutions, such as savings and loan associations and credit unions, and have given federal regulators increased enforcement authority. These laws have generally had the effect of altering competitive relationships existing among financial institutions, reducing the historical distinctions between the services offered by banks, savings and loan associations and other financial institutions, and increasing the cost of funds to banks and other depository institutions. Future changes in the laws, regulations or polices that impact SWCB cannot necessarily be predicted, but they may have a material effect on SWCB’s business and earnings.

     USA Patriot Act

     On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including SWCB, to help prevent, detect and prosecute international money laundering and the financing of terrorism. SWCB has augmented its systems and procedures to accomplish this requirement. We believe that the cost of compliance with Title III of the USA Patriot Act is not likely to be material to the Company.

     Gramm-Leach-Bliley Act

     In November 1999, the Gramm-Leach-Bliley Act, or the GLB Act, became law, significantly changing the regulatory structure and oversight of the financial services industry. The GLB Act repealed the provisions of the Glass-Steagall Act that restricted banks and securities firms from affiliating. It also revised the Bank Holding Company Act to permit a “qualifying” bank holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, securities, and merchant banking activities. It also permits qualifying bank holding companies to acquire many types of financial firms without the FRB’s prior approval.

     The GLB Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits other financial services providers to acquire banks and become bank holding companies without ceasing any existing financial activities. Previously, a bank holding company could only engage in activities that were “closely related to banking.” This limitation no longer applies to bank holding companies that qualify to be treated as financial holding companies. To qualify as a financial holding company, a bank holding company’s subsidiary depository institutions must be well-capitalized, well-managed and have at least a “satisfactory” Community Reinvestment Act examination rating. “Nonqualifying” bank holding companies are limited to activities that were permissible under the Bank Holding Company Act as of November 11, 1999.

     The GLB Act changed the powers of national banks and their subsidiaries, and made similar changes in the powers of state banks and their subsidiaries. National banks may now underwrite, deal in and purchase state and local revenue bonds. A subsidiary of a national bank may now engage in financial activities that the bank cannot itself engage in, except for general insurance underwriting and real estate development and investment. In order for a subsidiary of a national bank to engage in these new financial activities, the national bank and its depository institution affiliates must be “well capitalized,” have at least “satisfactory” general, managerial and Community

Reinvestment Act examination ratings, and meet other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. Subsidiaries of state banks can exercise the same powers as national bank subsidiaries if they satisfy the same qualifying rules that apply to national banks, except that state-chartered banks do not have to satisfy the statutory managerial and debt rating-requirements of national banks.

     The GLB Act also reformed the overall regulatory framework of the financial services industry. In order to implement its underlying purposes, the GLB Act preempted state laws that would restrict the types of financial affiliations that are authorized or permitted under the GLB Act, subject to specified exceptions for state insurance laws and regulations. With regard to securities laws, the GLB Act removed the blanket exemption for banks from being considered brokers or dealers under the Exchange Act and replaced it with a number of more limited exemptions. Thus, previously exempted banks may become subject to the broker-dealer registration and supervision requirements of the Exchange Act. The exemption that prevented bank holding companies and banks that advise mutual funds from being considered investment advisers under the Investment Advisers Act of 1940 was also eliminated.

     Separately, the GLB Act imposes customer privacy requirements on any company engaged in financial activities. Under these requirements, a financial company is required to protect the security and confidentiality of customer nonpublic personal information. Also, for customers that obtain a financial product such as a loan for personal, family or household purposes, a financial company is required to disclose its privacy policy to the customer at the time the relationship is established and annually thereafter, including its policies concerning the sharing of the customer’s nonpublic personal information with affiliates and third parties. If an exemption is not available, a financial company must provide consumers with a notice of its information sharing practices that allows the consumer to reject the disclosure of its nonpublic personal information to third parties. Third parties that receive such information are subject to the same restrictions as the financial company on the reuse of the information. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing or other marketing through electronic mail.

     Risk-Based Capital Guidelines

     General. The federal banking agencies have established minimum capital standards known as risk-based capital guidelines. These guidelines are intended to provide a measure of capital that reflects the degree of risk associated with a bank’s operations. The risk-based capital guidelines include both a new definition of capital and a framework for calculating the amount of capital that must be maintained against a bank’s assets and off-balance sheet items. The amount of capital required to be maintained is based upon the credit risks associated with the various types of a bank’s assets and off-balance sheet items. A bank’s assets and off-balance sheet items are classified under several risk categories, with each category assigned a particular risk weighting from 0% to 100%. A bank’s risk-based capital ratio is calculated by dividing its qualifying capital, which is the numerator of the ratio, by the combined risk weights of its assets and off-balance sheet items, which is the denominator of the ratio.

     Qualifying Capital. A bank’s total qualifying capital consists of two types of capital components: “core capital elements,” known as Tier 1 capital, and “supplementary capital elements,” known as Tier 2 capital. The Tier 1 component of a bank’s qualifying capital must represent at least 50% of total qualifying capital and may consist of the following items that are defined as core capital elements:

•	common stockholders’ equity;

•	qualifying noncumulative perpetual preferred stock (including related surplus); and

•	minority interests in the equity accounts of consolidated subsidiaries.

The Tier 2 component of a bank’s total qualifying capital may consist of the following items:

•	a portion of the allowance for loan and lease losses;

•	certain types of perpetual preferred stock and related surplus;

•	certain types of hybrid capital instruments and mandatory convertible debt securities; and

•	a portion of term subordinated debt and intermediate-term preferred stock, including related surplus.

     Risk Weighted Assets and Off-Balance Sheet Items. Assets and credit equivalent amounts of off-balance sheet items are assigned to one of several broad risk classifications, according to the obligor or, if relevant, the guarantor or the nature of the collateral. The aggregate dollar value of the amount in each risk classification is then multiplied by the risk weight associated with that classification. The resulting weighted values from each of the risk classifications are added together. This total is the bank’s total risk weighted assets.

     Risk weights for off-balance sheet items, such as unfunded loan commitments, letters of credit and recourse arrangements, are determined by a two-step process. First, the “credit equivalent amount” of the off-balance sheet items is determined, in most cases by multiplying the off-balance sheet item by a credit conversion factor. Second, the credit equivalent amount is treated like any balance sheet asset and is assigned to the appropriate risk category according to the obligor or, if relevant, the guarantor or the nature of the collateral. This result is added to the bank’s risk weighted assets and comprises the denominator of the risk-based capital ratio.

     Minimum Capital Standards. The supervisory standards set forth below specify minimum capital ratios based primarily on broad risk considerations. The risk-based ratios do not take explicit account of the quality of individual asset portfolios or the range of other types of risks to which banks may be exposed, such as interest rate, liquidity, market or operational risks. For this reason, banks are generally expected to operate with capital positions above the minimum ratios.

     All banks are required to meet a minimum ratio of qualifying total capital to risk weighted assets of 8%. At least 4% must be in the form of Tier 1 capital, net of goodwill. The maximum amount of supplementary capital elements that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill. In addition, the combined maximum amount of subordinated debt and intermediate-term preferred stock that qualifies as Tier 2 capital is limited to 50% of Tier 1 capital. The maximum amount of the allowance for loan and lease losses that qualifies as Tier 2 capital is limited to 1.25% of gross risk weighted assets. The allowance for loan and lease losses in excess of this limit may, of course, be maintained, but would not be included in a bank’s risk-based capital calculation.

     The federal banking agencies also require all banks to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a bank rated in the highest of the five categories used by regulators to rate banks, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banks not rated in the highest category, the minimum leverage ratio must be at least 4% to 5%. These uniform risk-based capital guidelines and leverage ratios apply across the industry. Regulators, however, have the discretion to set minimum capital requirements for individual institutions which may be significantly above the minimum guidelines and ratios.

     Other Factors Affecting Minimum Capital Standards. The federal banking agencies have established certain benchmark ratios of loan loss reserves to be held against classified assets. The benchmark by federal banking agencies is the sum of:

•	100% of assets classified loss;

•	50% of assets classified doubtful;

•	15% of assets classified substandard; and

•	estimated credit losses on other assets over the upcoming twelve months.

     The risk-based capital rules adopted by the federal banking agencies take account of concentrations of credit and the risks of engaging in non-traditional activities. Concentrations of credit refers to situations where a lender has a relatively large proportion of loans involving a single borrower, industry, geographic location, collateral or loan type. Non-traditional activities are considered those that have not customarily been part of the banking business, but are conducted by a bank as a result of developments in, for example, technology, financial markets or other additional activities permitted by law or regulation. The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards. The federal banking agencies also are authorized to review an institution’s management of concentrations of credit risk for adequacy and consistency with safety and soundness standards regarding internal controls, credit underwriting or other operational and managerial areas.

     The federal banking agencies also limit the amount of deferred tax assets that are allowable in computing a bank’s regulatory capital. Deferred tax assets that can be realized from taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. However, deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lessor of:

•	the amount that can be realized within one year of the quarter-end report date; or

•	10% of Tier 1 capital.

The amount of any deferred tax in excess of this limit would be excluded from Tier 1 capital, total assets and regulatory capital calculations.

     The federal banking agencies have also adopted a joint agency policy statement which provides that the adequacy and effectiveness of a bank’s interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank’s capital adequacy. A bank with material weaknesses in its interest rate risk management process or high levels of interest rate exposure relative to its capital will be directed by the federal banking agencies to take corrective actions. Financial institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities, and who fail to adequately manage these risks, may be required to set aside capital in excess of the regulatory minimums.

     Prompt Corrective Action

     The federal banking agencies possess broad powers to take prompt corrective action to resolve the problems of insured banks. Each federal banking agency has issued regulations defining five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Under the regulations, a bank shall be deemed to be:

•	“well capitalized” if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized”;

•	“undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

     Banks are prohibited from paying dividends or management fees to controlling persons or entities if, after making the payment the bank would be “undercapitalized,” that is, the bank fails to meet the required minimum level for any relevant capital measure. Asset growth and branching restrictions apply to “undercapitalized” banks. Banks classified as “undercapitalized” are required to submit acceptable capital plans guaranteed by its holding company, if any. Broad regulatory authority was granted with respect to “significantly undercapitalized” banks, including forced mergers, growth restrictions, ordering new elections for directors, forcing divestiture by its holding company, if any, requiring management changes, and prohibiting the payment of bonuses to senior management. Even more severe restrictions are applicable to “critically undercapitalized” banks, those with capital at or less than 2%. Restrictions for these banks include the appointment of a receiver or conservator after 90 days, even if the bank is still solvent. All of the federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action.

     A bank, based upon its capital levels, that is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. At each successive lower capital category, an insured bank is subject to more restrictions. The federal banking agencies, however, may not treat an institution as “critically undercapitalized” unless its capital ratios actually warrant such treatment.

     Deposit Insurance Assessments

     The FDIC has implemented a risk-based assessment system in which the deposit insurance premium relates to the probability that the deposit insurance fund will incur a loss. The FDIC sets semi-annual assessments in an amount necessary to maintain or increase the reserve ratio of the insurance fund to at least 1.25% of insured deposits or a higher percentage as determined to be justified by the FDIC.

     Under the risk-based assessment system adopted by the FDIC, banks are categorized into one of three capital categories (“well capitalized,” “adequately capitalized,” and “undercapitalized”). Assignment of a bank into a particular capital category is based on supervisory evaluations by its primary federal regulator. After being assigned to a particular capital category, a bank is classified into one of three supervisory categories. The three supervisory categories are:

•	Group A - financially sound with only a few minor weaknesses;

•	Group B - demonstrates weaknesses that could result in significant deterioration; and

•	Group C - poses a substantial probability of loss.

The capital ratios used by the FDIC to define “well-capitalized,” “adequately capitalized” and “undercapitalized” are the same as in the prompt corrective action regulations.

     Because of the FDIC’s favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, well-capitalized and well-managed banks have in recent years paid minimal premiums for FDIC Insurance. A number of factors suggest that as early as the first half of 2004, even well-capitalized and well-managed banks may be required to pay higher premiums for deposit insurance. The amount of any such premiums will depend on the outcome of legislative and regulatory initiatives as well as the Bank Insurance Fund loss experience and other factors, none of which we can predict.

     The current assessment rates are summarized below, expressed in terms of cents per $100 in insured deposits:

	Assessment Rates
	Supervisory Group

Capital Group	Group A	Group B	Group C

Well capitalized	0	3	17
Adequately capitalized	3	10	24
Undercapitalized	10	24	27

     Interstate Banking and Branching

     Bank holding companies from any state may generally acquire banks and bank holding companies located in any other state, subject in some cases to nationwide and state-imposed deposit concentration limits and limits on the acquisition of recently established banks. Banks also have the ability, subject to specific restrictions, to acquire by acquisition or merger branches located outside their home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to many of the laws of the states in which they are located.

     California law authorizes out-of-state banks to enter California by the acquisition of or merger with a California bank that has been in existence for at least five years, unless the California bank is in danger of failing or in certain other emergency situations, but limits interstate branching into California to branching by acquisition of an existing bank.

     Enforcement Powers

     In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses, or for violation of any law, rule, regulation, condition imposed in writing by the regulatory agency, or term of a written agreement with the regulatory agency. Enforcement actions may include:

•	the appointment of a conservator or receiver for the bank;

•	the issuance of a cease and desist order that can be judicially enforced;

•	the termination of the bank’s deposit insurance;

•	the imposition of civil monetary penalties;

•	the issuance of directives to increase capital;

•	the issuance of formal and informal agreements;

•	the issuance of removal and prohibition orders against officers, directors and other institution-affiliated parties; and

•	the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the deposit insurance fund or the bank would be harmed if such equitable relief was not granted.

     The DFI, as the primary regulator for state-chartered banks, also has a broad range of enforcement measures, from cease and desist powers and the imposition of monetary penalties to the ability to take possession of a bank, including causing its liquidation.

     FDIC Receiverships

     The FDIC may be appointed conservator or receiver of any insured bank or savings association. In addition, the FDIC may appoint itself as sole conservator or receiver of any insured state bank or savings association for any, among others, of the following reasons:

•	insolvency;

•	substantial dissipation of assets or earnings due to any violation of law or regulation or any unsafe or unsound practice;

•	an unsafe or unsound condition to transact business, including substantially insufficient capital or otherwise;

•	any willful violation of a cease and desist order which has become final;

•	any concealment of books, papers, records or assets of the institution;

•	the likelihood that the institution will not be able to meet the demands of its depositors or pay its obligations in the normal course of business;

•	the incurrence or likely incurrence of losses by the institution that will deplete all or substantially all of its capital with no reasonable prospect for the replenishment of the capital without federal assistance; or

•	any violation of any law or regulation, or an unsafe or unsound practice or condition which is likely to cause insolvency or substantial dissipation of assets or earnings, or is likely to weaken the condition of the institution or otherwise seriously prejudice the interests of its depositors.

     As a receiver of any insured depository institution, the FDIC may liquidate such institution in an orderly manner and dispose of any matter concerning such institution as the FDIC determines is in the best interests of such institution, its depositors and the FDIC. Further, the FDIC shall, as the conservator or receiver, by operation of law, succeed to all rights, titles, powers and privileges of the insured institution, and of any shareholder, member, account holder, depositor, officer or director of such institution with respect to the institution and the assets of the institution; may take over the assets of and operate such institution with all the powers of the members or shareholders, directors and the officers of the institution and conduct all business of the institution; collect all obligations and money due to the institution and preserve and conserve the assets and property of the institution.

     Safety and Soundness Guidelines

     The federal banking agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before capital becomes impaired. These guidelines establish operational and managerial standards relating to:

•	internal controls, information systems and internal audit systems;

•	loan documentation;

•	credit underwriting;

•	asset growth; and

•	compensation, fees and benefits.

     Additionally, the federal banking agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

     The federal banking agencies have issued regulations prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

     Risk Management and Exposure

     The federal banking agencies have begun examining banks and bank holding companies with respect to their exposure to and management of different categories of risk, including: legal, operations, market, credit, interest rate, price, foreign exchange, transaction, compliance, strategic, credit, liquidity, and reputation risk. This examination approach causes bank regulators to focus on risk management procedures, rather than simply examining every asset and transaction. This approach supplements rather than replaces existing rating systems based on the evaluation of an institution’s capital, assets, management, earnings and liquidity.

     Money Laundering and Currency Controls

     Various federal statutory and regulatory provisions are designed to enhance recordkeeping and reporting of currency and foreign transactions. Pursuant to the Bank Secrecy Act, financial institutions must report high levels of currency transactions or face the imposition of civil monetary penalties for reporting violations. The Money Laundering Control Act imposes sanctions, including revocation of federal deposit insurance, for institutions convicted of money laundering.

     The International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLAFATA”), a part of the USA Patriot Act, authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks and other financial institutions to enhance recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern. Among its other provisions, IMLAFATA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the Untied States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLAFATA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

     On April 30, 2003, the Treasury Department adopted final regulations implementing the IMLAFATA mandate that federally-insured banks and other financial institutions establish customer identification programs designed to verify the identity of persons opening new accounts, to maintain the records used for verification, and to determine whether the person appears on any list of known or suspected terrorists or terrorist organizations. The regulations are now effective but compliance is not mandatory until October 1, 2003.

     Consumer Protection Laws and Regulations

     The bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to carefully monitor compliance with various consumer protection laws and implementing regulations. Banks are subject to many federal consumer protection laws and regulations, including:

•	the Community Reinvestment Act, or the CRA;

•	the Truth in Lending Act, or the TILA;

•	the Fair Housing Act, or the FH Act;

•	the Equal Credit Opportunity Act, or the ECOA;

•	the Home Mortgage Disclosure Act, or the HMDA; and

•	the Real Estate Settlement Procedures Act, or the RESPA.

     The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations.

     The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from “outstanding” to a low of “substantial noncompliance.”

     The ECOA prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. In March 1994, the Federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination:

•	overt evidence of discrimination;

•	evidence of disparate treatment; and

•	evidence of disparate impact.

This means that if a creditor’s actions have had the effect of discriminating, the creditor may be held liable — even when there is no intent to discriminate.

     The FH Act regulates many practices, including making it unlawful for any lender to discriminate against any person in its housing-related lending activities because of race, color, religion, national origin, sex, handicap, or familial status. The FH Act is broadly written and has been broadly interpreted by the courts. A number of lending practices have been found to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself. Among those practices that have been found to be, or may be considered, illegal under the FH Act are:

•	declining a loan for the purposes of racial discrimination;

•	making excessively low appraisals of property based on racial considerations;

•	pressuring, discouraging, or denying applications for credit on a prohibited basis;

•	using excessively burdensome qualifications standards for the purpose or with the effect of denying housing to minority applicants;

•	imposing on minority loan applicants more onerous interest rates or other terms, conditions or requirements; and

•	racial steering, or deliberately guiding potential purchasers to or away from certain areas because of race.

     The TILA is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology and expressions of rates, the annual percentage rate, the finance charge, the amount financed, the total payments and the payment schedule.

     HMDA grew out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. HMDA requires institutions to report data regarding applications for one-to-four family real estate loans, home improvement loans, and multifamily loans, as well as information concerning originations and purchases of those types of loans. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices.

     RESPA requires lenders to provide borrowers with disclosures regarding the nature and costs of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

     The GLB Act requires disclosure of our privacy policy at the time a customer relationship is established and annually thereafter. Under the provisions of the GLB Act, we must put systems in place to safeguard the non-public personal information of our customers.

     Violations of these various consumer protection laws and regulations can result in civil liability to the aggrieved party, regulatory enforcement including civil money penalties, and even punitive damages.

     Other Aspects of Banking Law

     We are also subject to federal statutory and regulatory provisions covering, among other things, security procedures, insider and affiliated party transactions, management interlocks, electronic funds transfers, funds availability, and truth-in-savings. There are also a variety of federal statutes which regulate acquisitions of control and the formation of bank holding companies.

     Impact of Monetary Policies

     Banking is a business which depends on rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and its other borrowings and the interest rate earned by a bank on its loans, securities and other interest-earning assets comprises the major source of the bank’s earnings. These rates are highly sensitive to many factors which are beyond the bank’s control and, accordingly, the earnings and growth of the bank are subject to the influence of economic conditions generally, both domestic and foreign, including inflation, recession, and unemployment; and also to the influence of monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by:

•	its open-market dealings in United States government securities;

•	adjusting the required level of reserves for financial institutions subject to reserve requirements;

•	placing limitations upon savings and time deposit interest rates; and

•	adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve System.

     The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect market interest rates. Since January 2001, the FRB has decreased interest rates thirteen times, reducing the overnight “Federal Funds” rate from 6.50% to 1.00%, the lowest level in over four decades. The nature and timing of any future changes in such policies and their impact on us cannot be predicted; however, depending on the degree to which our interest-earning assets and interest-bearing liabilities are rate sensitive, increases in rates would have a temporary effect of increasing our net interest margin, while decreases in interest rates would have the opposite effect. In addition, adverse economic conditions, including a downturn in the local or regional economy and rising energy prices, could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting our net income or other operating costs.

     Conclusion

     As a result of the recent federal and California legislation, including the GLB Act, there has been a competitive impact on commercial banking. There has been a lessening of the historical distinction between the services offered by banks, savings associations, credit unions, securities dealers, insurance companies, and other financial institutions. Banks have also experienced increased competition for deposits and loans which may result in increases in their cost of funds, and banks have experienced increased overall costs. Further, the federal banking agencies have increased enforcement authority over banks and their directors and officers.

     Future legislation is also likely to impact our business. However, our management cannot predict what legislation might be enacted or what regulations might be adopted or the effects thereof.

ITEM 2 – FINANCIAL INFORMATION

Selected Financial Data

     The following table sets forth our statistical information as of and for each of the years in the five-year period ended December 31, 2002 and for the nine months ended September 30, 2003 and 2002. This data should be read in conjunction with our audited consolidated financial statements as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 and related notes included elsewhere herein and our unaudited consolidated financial statements as of and for the nine months ended September 30, 2003 and 2002 and related notes included elsewhere herein. ( See “ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA” herein.) The selected financial data was derived as of and for the years ended December 31, 1998 through December 31, 2002 from our historical audited financial statements for those fiscal years. Our unaudited interim financial statements include, in our opinion, all normal and recurring adjustments that we consider necessary for a fair statement of the results. The operating results for the nine months ended September 30, 2003 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2003.

[Please see chart on next page.]

	At or for the Nine Months
	Ended September 30,

	2003	2002

	(dollars in thousands, except per share data)
Results of Operations:
Interest income	$9,476	$6,442
Interest expense	737	826

Net interest income	8,739	5,616
Provision for loan losses	495	465

Net interest income after provision for loan losses	8,244	5,151
Noninterest income	6,697	5,921
Noninterest expense	11,584	9,148

Income (loss) before income taxes	3,357	1,924
Provision for income taxes	1,366	701

Net income (loss)	$1,991	$1,223

Share Data:
Earnings (loss) per common share:
Basic	$1.03	$0.74
Diluted	$0.86	$0.66
Average shares outstanding	1,931,564	1,655,817
Average diluted shares outstanding	2,304,907	1,850,100
Cash dividends declared per share	—	—
Book value at period-end	$9.27	$8.06
Shares outstanding at period-end	1,934,596	1,925,596
Balance Sheet Date at Period-end:
Assets	$307,642	$213,435
Investments	25,257	14,014
Loans, net of deferred fees	167,009	107,604
Allowance for loan losses	2,300	1,615
Deposits	279,264	195,859
Borrowed funds	218	629
Trust preferred securities	8,000
Shareholders’ equity	17,930	15,525
Selected Financial Ratios:
Return on average assets	0.97%	1.07%
Return on average equity	15.58%	14.34%
Equity to assets	5.83%	7.27%
Net interest margin	6.07%	6.08%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At or for the Years Ended December 31,

	2002	2001	2000	1999	1998

	(dollars in thousands, except per share data)
Results of Operations:
Interest income	$9,122	$7,577	$6,165	$2,888	$935
Interest expense	1,048	1,726	1,444	767	261

Net interest income	8,074	5,851	4,721	2,121	674
Provision for loan losses	655	460	748	222	96

Net interest income after provision for loan losses	7,419	5,391	3,973	1,899	578
Noninterest income	8,229	5,460	2,739	974	123
Noninterest expense	12,752	9,811	5,985	3,364	1,681

Income (loss) before income taxes	2,896	1,040	727	(491)	(980)
Provision for income taxes	1,079	146	1	2	2

Net income (loss)	$1,817	$894	$726	$(493)	$(982)

Share Data:
Earnings (loss) per common share:
Basic	$1.05	$0.60	$0.52	$(0.41)	$(0.94)
Diluted	$0.94	$0.55	$0.47	$(0.38)	$(0.86)
Average shares outstanding	1,723,868	1,498,516	1,408,020	1,205,292	1,039,538
Average diluted shares outstanding	1,934,372	1,638,140	1,550,046	1,281,506	1,135,962
Cash dividends declared per share	—	—	—	—	—
Book value at period-end	$8.40	$5.86	$5.24	$3.80	$4.18
Shares outstanding at period-end	1,925,996	1,498,516	1,498,516	1,205,932	1,177,058
Balance Sheet Date at Period-end:
Assets	$250,898	$123,074	$87,201	$47,545	$23,564
Investments	15,130	5,033	3,457	2,162	3,703
Loans, net of deferred fees	127,654	84,012	64,172	31,225	11,522
Allowance for loan losses	1,798	1,104	808	319	97
Deposits	231,995	112,856	78,241	42,238	17,965
Borrowed funds	576	596	340	398
Trust preferred securities
Shareholders’ equity	16,177	8,775	7,857	4,586	4,920
Selected Financial Ratios:
Return on average assets	1.05%	0.87%	1.12%	(1.43%)	(6.63%)
Return on average equity	14.55%	10.77%	10.91%	(10.37%)	(20.15%)
Equity to assets	6.45%	7.13%	9.01%	9.65%	20.88%
Net interest margin	5.96%	6.72%	8.33%	7.08%	5.21%

Selected Quarterly Consolidated Financial Information

	For the Three Months Ended

	Sept. 30,	June 30,	Mar. 31,
	2003	2003	2003

Interest income	$3,352	$3,226	$2,898
Interest expense	301	258	178

Net interest income	3,051	2,968	2,720
Provision for loan losses	95	210	190

Net interest income after provision for loan losses	2,956	2,758	2,530
Noninterest income	2,123	2,334	2,240
Noninterest expense	3,972	3,963	3,649

Income before income taxes	1,107	1,129	1,121
Provision for income taxes	454	460	452

Net income	$653	$669	$669

Earnings per common share:
Basic	$0.34	$0.35	$0.34
Diluted	$0.28	$0.29	$0.29

	For the Three Months Ended

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	2002	2002	2002	2002

Interest income	$2,680	$2,397	$2,125	$1,920
Interest expense	222	305	270	251

Net interest income	2,458	2,092	1,855	1,669
Provision for loan losses	190	140	125	200

Net interest income after provision for loan losses	2,268	1,952	1,730	1,469
Noninterest income	2,308	1,996	1,957	1,968
Noninterest expense	3,604	3,214	2,978	2,956

Income before income taxes	972	734	709	481
Provision for income taxes	378	279	277	145

Net income	$594	$455	$432	$336

Earnings per common share:
Basic	$0.31	$0.23	$0.29	$0.22
Diluted	$0.28	$0.22	$0.24	$0.20

	For the Three Months Ended

	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2001	2001	2001	2001

	(dollars in thousands, except per share data)
Interest income	$1,754	$1,890	$2,003	$1,930
Interest expense	274	375	530	547

Net interest income	1,480	1,515	1,473	1,383
Provision for loan losses	150	80	100	130

Net interest income after provision for loan losses	1,330	1,435	1,373	1,253
Noninterest income	1,696	1,421	1,275	1,068
Noninterest expense	2,717	2,633	2,362	2,099

Income before income taxes	309	223	286	222
Provision for income taxes	47	20	44	35

Net income	$262	$203	$242	$187

Earnings per common share:
Basic	$0.18	$0.13	$0.17	$0.12
Diluted	$0.17	$0.12	$0.15	$0.11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

     Management’s discussion and analysis of financial condition and results of operations is intended to provide a better understanding of the significant changes in trends relating to our financial condition, results of operations, liquidity and interest rate sensitivity. The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere herein.

     Our financial condition and results of operations reflect our continued growth in deposits, loans and total assets, and the increasing profitability of FDSI, resulting in increasing consolidated profits. Our overall growth in expenses reflects the costs associated with the new branch offices and processing centers added and the internal growth of our existing offices.

     We commenced operations in 1997 and opened branches in 1998, 2000, 2001, 2002, and 2003, for a total of 7 offices. In addition, our majority owned subsidiary, FDSI, which commenced operations in 1998, opened a second processing center in 2001 and a third in 2003.

     Since opening in December, 1997, we have experienced continued growth in total assets. Assets grew from $23.6 million at December 31, 1998, to $47.5 million at December 31, 1999, to $87.2 million at December 31, 2000, to $123.1 million at December 31, 2001, to $250.9 million at December 31, 2002, and to $307.6 million at September 30, 2003.

     For the nine months ended September 30, 2003, we reported consolidated net income of $1,991,000, or $1.03 per share, as compared to $1,223,000, or $0.74 per share for the same period in 2002. Diluted earnings per share were $0.86 for the nine month period in 2003 as compared to $0.66 for the same period in 2002. The increase in net income was a result of several factors. Net interest income increased by $3,123,000, or 56%, due primarily to a 52% increase in average interest-earning assets; and noninterest income increased by $776,000, or 13%, due primarily to increases in fees and other service charges, data processing income and $228,000 from gains on sales of securities and $650,000 from gains from sale of SBA loans. Offsetting the increases in revenues, noninterest expense increased by $2,436,000, or 27%, and the provision for loan losses increased $30,000, or 6%. The increase in noninterest expenses was primarily due to increases in salaries and benefits, occupancy costs, and equipment and data processing expenses. For the nine months ended September 30, 2003 our net income resulted in a return on average assets of      .97% and a return on average equity of 15.58%. For the nine months ended September 30, 2002, these ratios were 1.07% and 14.34%, respectively.

     As of September 30, 2003 consolidated total assets were $307,642,000 as compared to $250,898,000 at December 31, 2002, a 23% increase. Total loans increased 31% to $167,009,000 and total deposits increased 20% to $279,264,000 as of September 30, 2003 as compared to December 31, 2002. Shareholders’ equity increased primarily due to net income for the period to $17,930,000 at September 30, 2003 from $16,177,000 as of December 31, 2002.

     For the year ended December 31, 2002, we reported consolidated net income of $1,817,000, or $1.05 per share, as compared to $894,000, or $0.60 per share for 2001. Diluted earnings per share were $0.94 for 2002 as compared to $0.55 for 2001. The increase in net income was a result of several factors. Net interest income increased by $2,223,000, or 38%, due primarily to a 55% increase in average interest-earning assets; and noninterest income increased by $2,769,000, or 51%, substantially as a result of increases in fees and other service charges of $842,000 and data processing income of $1,337,000. Offsetting the increase in revenues, noninterest expense increased by $2,941,000, or 30%. The increase in noninterest expenses was primarily due to increased salaries and benefits, which increased $1,887,000, or 35%, occupancy costs, and equipment and data processing expenses. For the year ended December 31, 2002 our net income resulted in a return on average assets of 1.05%, as compared to 0.87% for 2001 and a return on average equity of 14.55%, as compared to 10.77% for 2001.

     As of December 31, 2002 consolidated total assets were $250,898,000 as compared to $123,074,000 at December 31, 2001, a 104% increase. Total deposits increased $119,139,000 from $112,856,000 at December 31,

2001 to $231,995,000 at December 31, 2002. Shareholders’ equity increased $7,402,000 from $8,775,000 as of December 31, 2001 to $16,177,000 as of December 31, 2002, as a result of the stock offering of approximately $5,417,000 that was completed during 2002, net income generated for the year of $1,817,000, and an increase in accumulated other comprehensive income of $136,000.

     For the year ended December 31, 2001, we reported consolidated net income of $894,000, or $0.60 per share, as compared to $726,000, or $0.52 per share for 2000. Diluted earnings per share were $0.55 for 2001 as compared to $0.47 for 2000. The increase in net income was a result of several factors. Net interest income increased by $1,130,000, or 24%, due primarily to a 54% increase in average interest-earning assets; and noninterest income increased by $2,721,000, substantially as a result of increases in fees and other service charges of $781,000 and data processing income of $1,725,000. Additionally, the provision for loan losses decreased $288,000 for 2001 as compared to 2000. Offsetting the increase in revenues, noninterest expense increased by $3,826,000, or 64%. The increase in noninterest expenses was primarily due to increased salaries and benefits, which increased $1,952,000, or 57%, and equipment and data processing expenses. For the year ended December 31, 2001 our net income resulted in a return on average assets of 0.87%, as compared to 1.12% in 2000, and a return on average equity of 10.77%, as compared to 10.91% for 2000.

     As of December 31, 2001 consolidated total assets were $123,074,000 as compared to $87,201,000 at December 31, 2000, a 41% increase. Total deposits increased $34,615,000 from $78,241,000 at December 31, 2000 to $112,856,000 at December 31, 2001. Shareholders’ equity increased $918,000 from $7,857,000 as of December 31, 2000 to $8,775,000 as of December 31, 2001, as a result of net income generated for the year of $894,000 and an increase in accumulated other comprehensive income of $24,000.

Critical Accounting Policies

     Our consolidated financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and other factors and circumstances. We believe that our estimates are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

     Our significant accounting policies and practices are described in Note 1 to the audited consolidated financial statements as of December 31, 2002. The accounting policies that involve our significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, are considered critical accounting policies. We have identified our policies for allowance for loan losses and fair value of financial instruments as critical accounting policies. These policies are summarized below.

     Allowance for Loan Losses

     We maintain an allowance for loan losses at an amount which we believe is sufficient to provide adequate protection against losses in the loan portfolio. Our periodic evaluation of the adequacy of the allowance is based on such factors as our past loan loss experience, known and inherent risks in the portfolio, adverse situations that have occurred but are not yet known that may affect the borrowers’ ability to repay, the estimated value of underlying collateral, and economic conditions. As we utilize information currently available to evaluate the allowance for loan losses, the allowance for loan losses is subjective and may be adjusted in the future depending on changes in economic conditions or other factors.

     During the time we hold collateral, we are subject to credit risks, including risks of borrower defaults, bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). Although we have established an allowance for loan losses that we consider adequate, there can be no assurance that the established allowance for loan losses will be sufficient to offset losses on loans in the future. See the notes to the audited consolidated financial statements for additional information regarding loans and the allowance for loan losses.

     Fair Value of Financial Instruments

     We estimate the fair value of financial instruments for purposes of preparing our financial statements. We assess the fair value of various items such as investment securities, loans, deposits, borrowings and commitments to extend credit. Fair value estimates are based on relevant market information and information about the financial instrument. Because there are no markets for a portion of our financial instruments, fair value estimates are based on management’s judgment regarding expected future cash flows, current economic conditions, risk characteristics of the instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. See the notes to the audited consolidated financial statements for additional information regarding the fair value of our financial instruments.

Distribution of Assets, Liabilities and Shareholders’ Equity; Net Interest Income and Net Yield

     Our earnings depend largely upon the difference between the income we receive from interest-earning assets, which are principally our loan portfolio and investment securities; and the interest paid on our interest-bearing liabilities, which consist of deposits and borrowings. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets. Net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities. These are referred to as volume changes. Net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities. These are referred to as rate changes. The following tables provide information concerning average amounts outstanding for the major categories of our assets and liabilities, including interest-earning assets and interest-bearing liabilities, the amount of interest earned and paid, yields and rates on major categories and changes in interest income and expense attributable to changes in volume and interest rates for the periods indicated:

[Remainder of page is intentionally left blank.]

Analysis of Average Rates and Balances and Changes in Net Interest Income

	Nine Months Ended September 30,

	2003			2002

		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
	Balance	Expense	Paid(6)	Balance	Expense	Paid(6)

	(dollars in thousands)
Assets
Investment securities (1)	$21,476	$524	3.26%	$8,367	$308	4.92%
Interest-bearing deposits	253	4	2.11%	1,120	39	4.66%
Federal funds sold	22,627	187	1.10%	20,565	256	1.66%
Loans (2)	148,407	8,761	7.89%	96,677	5,839	8.08%

Total Interest-Earning Assets	192,763	9,476	6.57%	126,729	6,442	6.80%

Noninterest-earning assets	80,228			25,561

Total Assets	$272,991			$152,290

Liabilities
Interest-bearing demand	$4,985	7	0.19%	$3,802	5	0.18%
Savings deposits (3)	38,681	268	0.93%	38,097	425	1.49%
Time deposits	15,293	237	2.07%	16,662	365	2.93%
Borrowings	7,635	225	3.94%	659	31	6.29%

Total Interest-Bearing Liabilities	66,594	737	1.48%	59,220	826	1.86%

Demand deposits	188,371			81,091
Other liabilities	992			608

Total Liabilities	255,957			140,919
Shareholders’ Equity	17,034			11,371

Total Liabilities and Shareholders’ Equity	$272,991			$152,290

Net interest income/margin (4)		$8,739	6.06%		$5,616	5.92%

Net interest spread (5)			5.09%			4.93%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003 from 2002

	Change due to
			Total
	Volume	Rate	Change

	(dollars in thousands)
Assets
Investment securities (1)	$291	$(75)	$216
Interest-bearing deposits	(21)	(14)	(35)
Federal funds sold	44	(113)	(69)
Loans (2)	1,949	973	2,922

Total Interest-Earning Assets	2,263	771	3,034

Noninterest-earning assets
Total Assets
Liabilities
Interest-bearing demand	1	1	2
Savings deposits (3)	1	(158)	(157)
Time deposits	(11)	(117)	(128)
Borrowings	181	13	194

Total Interest-Bearing Liabilities	172	(261)	(89)

Demand deposits
Other liabilities
Total Liabilities
Shareholders’ Equity
Total Liabilities and Shareholders’ Equity

Net interest income/margin (4)	$2,091	$1,032	$3,123

Net interest spread (5)

(1)	The yield for securities reflects that $21,476,000 in 2003 and $7,113,000 in 2002 of our investment portfolio is classified as available-for-sale and is based on fair market value; and that $1,178,000 in 2003 and $1,254,000 in 2002 is classified as held to maturity and is based on carrying value.

(2)	Loans, net of unearned income, include non-accrual loans but do not reflect average reserves for possible loan losses. Loan fees of $1,037,000 in 2003 and $477,000 in 2002 are included in loan income.

(3)	Savings deposits include money market and NOW accounts.

(4)	Net interest margin is the net yield on average total interest-earning assets.

(5)	Net interest spread is the absolute difference between the rate earned on interest earning assets and the rate paid on interest-bearing liabilities.

(6)	The ratios have been annualized on the basis of 273 days elapsed out of 365 days per year.

	Year Ended December 31,

	2002			2001

		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
	Balance	Expense	Paid	Balance	Expense	Paid

	(dollars in thousands)
Assets
Investment Securities	$9,557	$479	5.01%	$3,657	$196	5.36%
Interest-bearing deposits	963	43	4.47%	1,101	48	4.36%
Federal funds sold	23,206	366	1.58%	10,814	377	3.49%
Loans (2)	101,736	8,234	8.09%	71,552	6,956	9.72%

Total Interest-Earning Assets	135,462	9,122	6.73%	87,124	7,577	8.70%

Noninterest earning assets	38,350			15,370

Total Assets	$173,812			$102,494

Liabilities
Interest-bearing demand	$3,631	7	0.19%	$3,785	14	0.37%
Savings deposits (3)	37,957	522	1.38%	20,824	466	2.24%
Time deposits	16,799	479	2.85%	21,915	1,180	5.38%
Borrowings	630	40	6.35%	762	66	8.66%

Total Interest-Bearing Liabilities	59,017	1,048	1.78%	47,286	1,726	3.65%

Demand deposits	100,718			45,977
Other liabilities	831			452
Minority interest in subsidiary	761			478

Total Liabilities	161,327			94,193
Shareholders’ Equity	12,485			8,301

Total Liabilities and Shareholders’ Equity	$173,812			$102,494

Net interest income/margin (4)		$8,074	5.96%		$5,851	6.72%

Net interest spread (5)			4.95%			5.05%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended December 31,

	2000

		Interest	Rates
	Average	Income/	Earned/
	Balance	Expense	Paid

	(dollars in thousands)
Assets
Investment Securities	$2,762	$167	6.05%
Interest-bearing deposits	138	8	5.80%
Federal funds sold	8,168	518	6.34%
Loans (2)	45,601	5,472	12.00%

Total Interest-Earning Assets	56,669	6,165	10.88%

Noninterest earning assets	8,245

Total Assets	$64,914

Liabilities
Interest-bearing demand	$2,668	24	0.90%
Savings deposits (3)	16,759	634	3.78%
Time deposits	12,460	748	6.00%
Borrowings	358	38	10.61%

Total Interest-Bearing Liabilities	32,245	1,444	4.48%

Demand deposits	25,389
Other liabilities	279
Minority interest in subsidiary	346

Total Liabilities	58,259
Shareholders’ Equity	6,655

Total Liabilities and Shareholders’ Equity	$64,914

Net interest income/margin (4)		$4,721	8.33%

Net interest spread (5)			5.05%

(1)	In 2002 the yield for securities reflects that $8,185,000 of our investment portfolio is classified as available-for-sale and is based on fair market value. $1,372,000 is classified as held to maturity and is based on carrying value. In 2001 and 2000 all of the investment securities are classified as available-for-sale.

(2)	Loans, net of unearned income, include non-accrual loans but do not reflect average reserves for possible loan losses. Loan fees of $723,000 in 2002, $604,000 in 2001 and $502,000 in 2000 are included in loan income.

(3)	Savings deposits include Money Market and NOW accounts.

(4)	Net interest margin is the net yield on average interest-earning assets.

(5)	Net interest spread is the interest differential between total interest earning assets and total interest-bearing liabilities.

Analysis of Changes in Net Interest Income

	2002 from 2001			2001 from 2000

	Change due to			Change due to
			Total			Total
	Volume	Rate	Change	Volume	Rate	Change

	(dollars in thousands)
Investment securities	$297	$(14)	$283	$50	$(21)	$29
Interest-bearing deposits	(6)	1	(5)	42	(2)	40
Federal funds sold	272	(283)	(11)	136	(277)	(141)
Loans	2,583	(1,305)	1,278	2,671	(1,187)	1,484

Total interest income	3,146	(1,601)	1,545	2,899	(1,487)	1,412

Interest-bearing demand	(1)	(6)	(7)	8	(18)	(10)
Savings deposits	283	(227)	56	130	(298)	(168)
Time deposits	(232)	(469)	(701)	516	(84)	432
Notes payable	(10)	(16)	(26)	36	(8)	28

Total interest expense	40	(718)	(678)	690	(408)	282

Net Interest Income	$3,106	$(883)	$2,223	$2,209	$(1,079)	$1,130

2003 compared to 2002

     For the nine-month period ended September 30, 2003, net interest income was $8,739,000, an increase of $3,123,000, or 56%, as compared to $5,616,000 for the nine-month period ended September 30, 2002. Average interest-earning assets increased $66,034,000, or 52%, versus an increase in average interest-bearing liabilities of $7,374,000, or 12%. Most of our growth was supported by an increase in noninterest-bearing deposits, which increased $107,280,000, or 132%. The increase in average loans accounted for most of the increase in average interest-earning assets. Average loans increased by $51,730,000, or 54%. The net interest margin for the nine-month period in 2003 was 6.06%, an increase of 14 basis points from 5.92% for the same period in 2002. The increase in net interest margin was primarily due to a smaller decrease in the yield on interest-earning assets than the decrease in the cost of interest-bearing liabilities. The yield on interest-earning assets was 6.57% for the nine-month period in 2003, a decrease of 23 basis points as compared to 6.80% for the same period in 2002. The average cost of interest-bearing liabilities was 1.48% in 2003, a decrease of 38 basis points from 1.86% in 2002.

2002 compared to 2001

     For the year ended December 31, 2002, net interest income was $8,074,000, an increase of $2,223,000, or 38%, as compared to $5,851,000 for the year ended December 31, 2001. Average interest-earning assets increased $48,338,000, or 56%, versus an increase in average interest-bearing liabilities of $11,731,000, or 25%. Most of our growth was supported by an increase in noninterest-bearing deposits, which increased $54,741,000, or 119%. Average loans accounted for most of the increase in average interest-earning assets. Average loans increased by $30,184,000, or 42%. The net interest margin for the year 2002 was 5.96%, a decrease of 76 basis points from 6.72% for the year 2001. The decrease in net interest margin was primarily due to the declining interest rate environment. The decrease in interest rates had a greater impact on interest income than on interest expense due to the increase in deposits being primarily noninterest-bearing. The yield on interest-earning assets was 6.73% for 2002, a decrease of 197 basis points from the 2001 level of 8.70%. The average cost of interest-bearing liabilities was 1.78% in 2002, a decrease of 187 basis points from 3.65% in 2001.

2001 compared to 2000

For the year ended December 31, 2001, net interest income was $5,851,000, an increase of $1,130,000, or 24%, as compared to $4,721,000 for the year ended December 31, 2000. Average interest-earning assets increased $30,455,000 or 54% versus an increase in average interest-bearing liabilities of $15,041,000, or 47%. Most of our growth was supported by an increase in noninterest-bearing deposits, which increased $20,588,000, or 81%. Average loans accounted for most of the increase in average interest-earning assets. Average loans increased by $25,951,000, or 57%. The net interest margin for the year 2001 was 6.72%, a decrease of 161 basis points from 8.33% for the year 2000. The decrease in net interest margin was primarily due to the declining interest rate environment. The decrease in interest rates had a greater impact on interest income than on interest expense due to high proportion of noninterest-bearing deposits. The yield on interest-earning assets was 8.70% for 2001, a decrease of 218 basis points from the 2000 level of 10.88%. The average cost of interest-bearing liabilities was 3.65% for 2001, a decreased of 83 basis points from 4.48% in 2000.

Loans

     The following table sets forth the components of total net loans outstanding in each category at the dates indicated:

Analysis of Loans

	At September 30,		December 31,

	2003		2002		2001

		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total

	(dollars in thousands)
Loan Category
Real estate loans:
Construction	$52,547	31%	$22,053	17%	$15,215	18%
Residential	11,998	7%	11,879	9%	6,603	8%
Commercial	48,764	29%	44,823	35%	19,560	23%

Total real estate	113,309	67%	78,755	61%	41,378	49%
Commercial	53,492	32%	48,555	38%	40,813	48%
Consumer	1,379	1%	1,115	1%	1,342	2%
Other	540	0%	655	1%	1,171	1%

Total Loans	168,720	100%	129,080	100%	84,704	100%

Less deferred loan income	(1,711)		(1,426)		(692)
Less allowance for loan losses	(2,300)		(1,798)		(1,104)

Loans, net	$164,709		$125,856		$82,908

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31,

	2000		1999		1998

		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total

	(dollars in thousands)
Loan Category
Real estate loans:
Construction	$15,355	24%	$7,983	25%	$3,928	34%
Residential	5,846	9%	1,646	5%	858	7%
Commercial	7,098	11%	3,325	11%	1,649	14%

Total real estate	28,299	44%	12,954	41%	6,435	55%
Commercial	33,322	52%	15,441	49%	3,597	31%
Consumer	2,443	4%	2,868	9%	1,368	12%
Other	411	1%	124	0%	237	2%

Total Loans	64,475	100%	31,387	100%	11,637	100%

Less deferred loan income	(303)		(162)		(115)
Less allowance for loan losses	(808)		(319)		(97)

Loans, net	$63,364		$30,906		$11,425

     Our loan portfolio has consistently increased since the opening of the bank in 1998. Loan growth is the result of increased lending in our original market area and the addition of additional banking offices in the surrounding area and increasing lending limits.

     Our real estate construction loans are primarily short-term loans made to finance the construction of commercial and single family residential property. Our other real estate loans consist primarily of loans made based on the borrower’s cash flow, secured by deeds of trust on commercial and residential property to provide an additional source of repayment in the event of default. Maturities on these loans are generally for up to five years (on an amortization ranging from fifteen to twenty-five years with a balloon payment due at maturity) except for home equity line loans which have a ten year maturity and interest rates that float with changes in the prime rate. SBA and certain other real estate loans, which are generally saleable in the secondary market, are made for longer maturities. In general, loans extended for greater than five years have re-pricing provisions that adjust the interest rate to market rates at times prior to maturity.

     Our commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and “term loans,” which are loans with maturities normally ranging from one to five years.

     Consumer loans are made for the purpose of financing automobiles, various types of consumer goods and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest.

     We make SBA guaranteed loans, the guaranteed portion of which are generally sold in the secondary market. We retain the servicing rights for the sold portion of the SBA loans. The retained portions of SBA loans are categorized as commercial or real estate — other depending on the underlying collateral.

     Outstanding loan commitments primarily consist of commercial, construction and equity lines of credit which have not been fully disbursed. Based upon our experience, the outstanding loan commitments and standby letters of credit are expected to increase in line with increase in loan demand, subject to economic conditions.

     We do not have any concentrations in our loan portfolio by industry or group of industries, except for the level of loans that are secured by real estate as presented in the table above. We have not made loans to any foreign entities. In addition, we have not made any loans to finance leveraged buyouts or for highly leveraged transactions.

     The following table sets forth the maturity distribution of our loans outstanding at December 31, 2002. At that date, we had no loans with maturity greater than twenty years. In addition, the table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rate loans generally fluctuate with changes in the national prime rate or our Reference Rate. As of December 31, 2002, approximately 74% of our loan portfolio was comprised of floating interest rate loans. Non-performing loans are included in this schedule based on nominal maturities even though we may be unable to collect such loans at their maturity date.

Loans Repricing or Maturing as of December 31, 2002

	Maturing

	Within	One to	After
	One Year	Five Years	Five Years	Total

	(dollars in thousands)
Real estate loans:
Construction	$14,956	$7,097	$—	$22,053
Residential	4,277	4,441	3,161	11,879
Commercial	6,233	18,428	20,162	44,823

Total real estate	25,466	29,966	23,323	78,755
Commercial	19,709	14,361	14,485	48,555
Consumer	401	683	31	1,115
Other	655	—	—	655

Total	$46,231	$45,010	$37,839	$129,080

Loans with predetermined interest rates	$9,170	$18,559	$5,341	$33,070
Loans with floating or adjustable interest rates	37,061	26,451	32,498	96,010

Total	$46,231	$45,010	$37,839	$129,080

Non-Performing Assets

     Prior to classifying a loan as non-performing, we review each loan to determine the nature of the problem and the need to classify. Further, all non-performing loans are reviewed on a monthly basis to discern if there were changes to the value of the collateral or the ability of the borrower to repay. Interest on performing loans is accrued and taken into income daily. Loans over 90 days past due are deemed “non-performing” and are placed on a non-accrual status, unless the loan is well collateralized and in the process of collection. Interest received on non-accrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income.

     When appropriate or necessary to protect our interests, real estate taken as collateral on a loan may be taken by us through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner is known as other real estate owned (“OREO”). OREO would be carried on our books as an asset, at the lesser of our recorded investment or the fair value less estimated costs to sell. OREO represents an additional category of “non-performing assets.” Since commencing operations we have not had any OREO.

     The following table provides information with respect to the components of our non-performing assets at the dates indicated. We have no loans past due 90 days or more still on accrual and we have no restructured loans.

Nonperforming Loans

		December 31,
	Sept. 30,
	2003	2002	2001	2000	1999	1998

	(dollars in thousands)
Nonaccrual loans	$1,893	$139	$304	$112	$—	$—
Loans past due 90 days or more and still accruing					33	—

Total nonperforming loans	1,893	139	304	112	33	—
Other real estate owned						—

Total nonperforming assets	$1,893	$139	$304	$112	$33	$—

Nonperforming loans as a percent of total loans	1.13%	0.11%	0.36%	0.17%	0.11%	0.00%
Nonperforming assets as a percent of total assets	0.62%	0.06%	0.24%	0.13%	0.07%	0.00%

     If the nonaccrual loans as of September 30, 2003 and for the years ended December 31, 2002, 2001 and 2000 had been current in accordance with their original terms, we would have received additional interest income of $45,000, $21,000, 27,000 and $6,000, respectively, for the periods then ended. The increase in nonaccrual loans in the period ended September 30, 2003 is primarily related to a single borrower with aggregate loans of $919,000. The loan is expected to be repaid from the liquidation of the related business. The remainder of the increase in nonaccrual consists primarily of several loans to small business of which a major portion of the outstanding balance is guaranteed by the SBA.

Investments

     In order to maintain a reserve of readily saleable assets to meet our liquidity and loan requirements, we purchase United States Treasury and Agency securities and other investment securities. Sales of Federal Funds on an overnight basis to other banks are also used to manage liquidity. Securities may be pledged to meet security requirements imposed as a condition to receipt of public fund deposits and for borrowing purposes. As of September 30, 2003, December 31, 2002 and 2001, the carrying values of securities pledged were $25,257,000, $15,130,000 and $2,631,000, respectively.

     The following table summarizes the amounts, classification and distribution of investment securities held as of the date indicated:

Investment Portfolio

		December 31,
	Sept. 30,
	2003	2002	2001	2000

Available-for-Sale
U.S. Treasury and government agencies	$4,325	$2,101	$5,033	$3,457
Mortgage backed securities	20,134	11,457	—	—

Total	$24,459	$13,558	$5,033	$3,457

Held-to-Maturity
Mortgage backed securities	$798	$1,572	$—	$—

Total	$798	$1,572	$—	$—

     The following table summarizes the amounts and distribution of our investment securities, held as of the date indicated, and the weighted average yields:

Analysis of Investment Yields and Maturities
September 30, 2003

			One Year		Five Years
	One Year		Through		Through		Over
	or Less		Five Years		Ten Years		Ten Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

Available-for-Sale
U.S. Government Agencies	$508	5.04%	$1,940	2.40%	$—		$1,877	4.07%	$4,325	3.44%
Mortgage-backed securities	—		—		—		20,134	4.47%	20,134	4.47%

Total	$508	5.04%	$1,940	2.40%	$—		$22,011	4.44%	$24,459	4.28%

Held-to-Maturity

Mortgage-backed securities	$—		$—		$—		$798	5.87%	$798	5.87%

Deposits

     Deposits are our primary source of funds. We offer a wide range of deposit products; however, the major portion of our deposits are noninterest-bearing demand deposits from business customers. Approximately $149 million, $121 million, $33 million and $15 million in average balances during the months ended September 30, 2003 and December 31, 2002, 2001 and 2000, respectively, were from real estate related service businesses whose aggregate average balances represented 1% or more of our total deposits. Our business is not seasonal in nature and we are not dependent upon funds from sources outside the United States. At September 30, 2003 we had no brokered funds on deposit.

     The following table summarizes the distribution of average deposits and the average rates paid for the periods indicated:

Analysis of Average Deposits

	Nine Months Ended		Year Ended December 31,
	September 30,
	2003		2002		2001		2000

		%		%		%		%
	Amount	Rate(2)	Amount	Rate	Amount	Rate	Amount	Rate

Noninterest-bearing demand deposits	$188,371	—	$100,718	—	$45,977	—	$25,389	—
Interest-bearing demand deposits	4,985	0.19%	3,631	0.19%	3,785	0.37%	2,668	0.90%
Savings deposits (1)	38,681	0.93%	37,957	1.38%	20,824	2.24%	16,759	3.78%
Time deposits	15,293	2.07%	16,799	2.85%	21,915	5.38%	12,460	6.00%

Total Deposits	$247,330	0.28%	$159,105	0.63%	$92,501	1.79%	$57,276	2.45%

(1)	Savings deposits include money market and NOW accounts.

(2)	These rates have been annualized.

     The following schedule shows the maturity of our time deposits as of September 30, 2003:

Maturity of Time Deposits of $100,000 or More

September 30,
2003

Three months or less	$3,290
Over three to six months	2,702
Over six to twelve months	1,373
Over twelve months	100

Total	$7,465

Borrowed Funds

     We have a credit line with the Federal Home Loan Bank of San Francisco (“FHLB”) that would allow us to borrow overnight or for extended periods in amounts up to 20% of total assets, on a collateralized basis. At September 30, 2003 we had pledged investment securities and loans that would permit borrowing approximately $34,000,000 under the credit line. At September 30, 2003 there are no borrowings outstanding under the line of credit. During the nine months ended September 30, 2003 we had average borrowings under the credit line of $4,286,000, with total interest expense of $45,000 at an average cost of 1.41%, and a maximum outstanding of $10,000,000. We had not used the credit line prior to 2003.

     Our subsidiary, FDSI, has entered into several notes payable to us, the minority-interest shareholder and to other lenders. The notes bear interest at 1.5% over prime and mature at various dates from 2004 through 2007. The total amount payable by FDSI as of September 30, 2003 was $264,000, with interest expense of $33,000 for the nine months then ended; while the amount in our consolidated financial statements (after eliminating the amount due us) was $218,000, with interest expense of $19,000 for the nine months then ended. The total amount payable at December 31, 2002 was $967,000, with interest expense of $72,000 for the year then ended; while the consolidated amount was $576,000, with interest expense of $40,000 for the year then ended. The total amount payable at December 31, 2001 was $1,127,000, with interest expense of $86,000 for the year then ended; while the consolidated amount was $596,000, with interest expense of $43,000 for the year then ended.

     In April 2003, we issued $8,000,000 of trust preferred securities bearing a variable rate of interest, which is reset quarterly, at the three-month LIBOR plus 3.15%, provided the rate will not exceed 11.75% prior to June 26, 2008, and maturing in 30 years. The initial rate of interest was 4.47%.The current rate, which was reset on December 26, 2003, is 4.32%. Subject to percentage limitations, these securities are considered Tier 1 capital for regulatory purposes. The issuance of these trust preferred securities represents the majority of the increase in average borrowings outstanding.

Allowance and Provisions for Loan Losses

     We maintain an allowance for loan losses to provide for potential losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan losses. All loans that are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. We have instituted loan policies, designed primarily for internal use, to adequately evaluate and assess the analysis of risk factors associated with our loan portfolio and to enable us to assess such risk factors prior to granting new loans and to assess the sufficiency of the allowance. We conduct a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of our internal loan review, any external loan review and any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, and any known impairment in the borrower’s ability to repay and present economic conditions.

     Each month we also review the allowance and make additional provisions to the allowance as needed. For the nine months ended September 30, 2003 the provision for loan losses was $495,000 as compared to $465,000 for the same period in 2002. For the year ended December 31, 2002 the provision for loan losses was $655,000 as compared to $460,000 for the year 2001 and $748,000 for the year 2000. The provisions for loan losses have primarily reflected the growth of the loan portfolio as net charge-offs since opening the bank total only $377,000.

     At September 30, 2003, the allowance for loan losses was 1.36% of loans outstanding as compared to 1.39%, 1.30% and 1.25% at December 31, 2002, 2001 and 2000, respectively. At September 30, 2003, the allowance for loan losses was 1.34 times non-performing loans. Although we deemed these levels adequate, no assurance can be given that further economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in our loan portfolio, which losses could possibly exceed the amount then reserved for loan losses.

     The following table summarizes our loan loss experience, transactions in the allowance for loan losses and certain pertinent ratios for the periods indicated:

Analysis of Allowance for Loan Losses

		December 31,
	Sept. 30,
	2003	2002	2001	2000	1999	1998

	(dollars in thousands)
Outstanding loans:
End of the period	$168,720	$129,080	$84,704	$64,475	$31,387	$11,637
Average for the period	148,407	101,736	71,552	45,601	20,316	3,344
Allowance for loan losses:
Balance at beginning of period	$1,798	$1,104	$808	$319	$97	$—

Loans charged off:
Commercial	14	8	238	259	—	—
Consumer	—	—	4	—	—	—

	14	8	242	259	—	—

Recoveries
Commercial	21	47	77	—	—	—
Consumer	—	—	1	—	—	—

	21	47	78	—	—	—

Net Charge-offs/(recoveries)	(7)	(39)	164	259	—	—

Provisions charged to operating expense	495	655	460	748	222	97

Balance at end of period	$2,300	$1,798	$1,104	$808	$319	$97

Ratios:
Net charge-offs (recoveries) to average loans	(0.00%)	(0.04%)	0.23%	0.57%	0.00%	0.00%

Allowance to loans at period end	1.36%	1.39%	1.30%	1.25%	1.02%	0.83%

     The following table summarizes the allocation of the allowance for loan losses by loan type for the years indicated and the percent of loans in each category to total loans:

Allocation of Allowance for Loan Losses
dollars in thousands

	At September 30,		At December 31,

	2003		2002		2001

		Percent of		Percent of		Percent of
	Allowance	Loans in	Allowance	Loans in	Allowance	Loans in
	for Loan	Category to	for Loan	Category to	for Loan	Category to
	Losses	Total Loans	Losses	Total Loans	Losses	Total Loans

Commercial	$1,033	32%	$688	38%	$555	48%
Real estate	1,002	67%	738	61%	374	49%
Consumer & other	38	1%	115	1%	53	3%
Unallocated allowance	227		257		122

Total	$2,300	100%	$1,798	100%	$1,104	100%

	At December 31,

	2000		1999		1998

		Percent of		Percent of		Percent of
	Allowance	Loans in	Allowance	Loans in	Allowance	Loans in
	for Loan	Category to	for Loan	Category to	for Loan	Category to
	Losses	Total Loans	Losses	Total Loans	Losses	Total Loans

Commercial	$388	52%	$154	49%	$29	31%
Real estate	254	44%	130	41%	51	55%
Consumer & other	60	4%	30	10%	13	14%
Unallocated allowance	106		5		4

Total	$808	100%	$319	100%	$97	100%

Noninterest Income and Noninterest Expense

     For the nine months September 30, 2003 noninterest income was $6,697,000, an increase of $776,000, or 13%, from $5,921,000 for the same period in 2002. The major items contributing to the increase were fees and service charges, data processing income, gains from sale of SBA loans and gains from sale of securities. Fees and service charges increased $276,000, or 15%, as a result of the growth in deposits. The data processing income is generated by FDSI, our data processing subsidiary. Gains on sales of securities totaled $228,000 during the period. There were no sales of securities during the same period in 2002.

     For the year ended December 31, 2002 noninterest income was $8,229,000, an increase of $2,769,000, or 51%, from the 2001 amount of $5,460,000. The major items contributing to the increase were fees and service charges and data processing income. Fees and service charges increased $842,000, or 48%, from 2001 to 2002, primarily as a result of increasing customer base for deposits and loans. Data processing income, which is generated by FDSI, increased $1,337,000, or 45%, from 2001 to 2002, primarily as a result of an increased number of clients using the services of FDSI.

     For the year ended December 31, 2001, noninterest income was $5,460,000, representing an increase of $2,721,000, or 99%, from the 2000 amount of $2,739,000. The major items contributing items to the increase were fees and service charges and data processing income. Fees and service charges increased $781,000, or 80%, from 2000 to 2001, primarily as a result of increasing customer base for deposits and loans. Data processing income from FDSI increased $1,725,000, or 135%, from 2000 to 2001, primarily as a result of an increased number of clients using the services of FDSI.

     Noninterest expense for nine months ended September 30, 2003 was $11,584,000, an increase of $2,436,000, or 27%, from $9,148,000 for the same period in 2002. The major items contributing to the increase were salaries and benefits increasing $1,394,000, or 27%, occupancy expense increasing $288,000, or 43%, and data processing and equipment expense increasing $385,000, or 31%. The increases in all expense classifications are attributable to our growth as well as the growth of FDSI, including an increase in the number of offices. New bank branch offices were opened in the fourth quarter of 2002 and the second quarter of 2003. In addition, FDSI added an additional processing office in the first quarter of 2003 and expanded its main office in the fourth quarter of 2002.

     Noninterest expense for the year ended December 31, 2002 increased $2,941,000, or 30%, to $12,752,000 from $9,811,000 in 2001. The major items contributing to the increase were salaries and benefits increasing $1,887,000, or 35%, occupancy expense increasing $155,000, or 19%, data processing and equipment expense increasing $585,000, or 43%, professional services increasing $76,000, or 29%, stationery and supplies increasing $237,000 or 91% and telephone expense increasing $54,000, or 27%. The increases in all expense classifications were attributable to our growth, including increases in the number of offices.

     Noninterest expense for the year ended December 31, 2001 increased $3,826,000, or 64%, to $9,811,000 from $5,985,000 in 2000. The major items contributing to the increase were salaries and benefits increasing $1,952,000, or 57%, occupancy expense increasing $358,000, or 79%, data processing and equipment expense increasing $521,000, or 63%, advertising and promotional expense increasing $64,000, or 31%, account analysis costs in association with Regulation Q increasing $240,000, or 85%, professional services increasing $115,000, or 80%, stationery and supplies increasing $97,000, or 59%, telephone expense increasing $94,000, or 91%, and other expense increasing $385,000, or 103%. The increases in all expense classifications were attributable to our growth, including an increase in the number of offices.

[Remainder of page is intentionally left blank.]

Income Taxes

     Income taxes for the nine months ended September 30, 2003 totaled $1,366,000, or 40% of income before taxes as compared to $701,000, or 36% of income before taxes for the same period in 2002. The increase in the tax rate is due to a decrease in the proportion of consolidated net income coming from FDSI, which currently does not provide for income taxes due to unused net operating loss carryforwards. Income tax expense incurred for the year ended December 31, 2002 amounted to $1,079,000, or 37% of income before taxes. This was an increase of $933,000 over the $146,000, 14% of income before income taxes, for the year ended December 31, 2001. The substantial increase in the amount and percent of income before income tax is attributable to the increasing level of income before taxes and a reduced amount of net operating loss carrforwards. Net operating loss carryforwards have been fully used by SWCB, while approximately $350,000 is still available at FDSI to offset future taxable earnings. The net operating loss carryforwards are limited to twenty years for realization for federal purposes. The State of California has suspended the application of net operating losses for the time being, which potentially impairs the tax-effected value of the losses. Accordingly, FDSI has not recognized a net deferred tax asset for the unused net operating losses. The tax benefit of such losses, if any, will be recognized as they are applied to future taxable earnings as allowed by federal and state income tax laws then in effect.

Capital Resources

     Under regulatory capital adequacy guidelines, capital adequacy is measured as a percentage of risk-adjusted assets in which risk percentages are applied to assets on the balance sheet as well as off-balance sheet, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders’ equity and perpetual preferred stock, less goodwill and certain other deductions. Tier 2 capital consists of other elements, primarily non-perpetual preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The guidelines also set minimum requirements for the leverage ratio, which is Tier I capital divided by average assets.

     At September 30, 2003, our capital exceeded the minimum regulatory requirements and we were considered to be “well capitalized” as defined in the regulations issued by our regulatory agencies. Our capital ratios, shown below for both the Company and SWCB, have been computed in accordance with regulatory accounting guidelines.

     During the nine months ended September 30, 2003 shareholders’ equity increased $1,753,000 to $17,930,000 at September 30, 2003. The increase included net income of $1,991,000 and $75,000 from the exercise of stock options and warrants, less a $314,000 decrease in the unrealized gain on available-for-sale securities.

	“Well	Southwest	Southwest
	Capitalized”	Community	Community
	Requirement	Bancorp	Bank

As of September 30, 2003:
Tire 1 leverage capital ratio	5.00%	8.62%	8.01%
Tier 1 risk-based capital ratio	6.00%	13.14%	12.29%
Total risk-based capital ratio	10.00%	15.05%	13.48%

     During 2002, shareholders’ equity increased $7,402,000 to $16,177,000 at December 31, 2002. The increase included the net proceeds of $5,417,000 from the sale of 423,080 shares of common stock, net income of $1,817,000, an increase of $136,000 in the unrealized gain on available-for-sale securities, and $32,000 from the exercise of stock options and warrants.

     During 2001, shareholders’ equity increased $918,000 to $8,775,000 at December 31, 2001. The increase included net income of $894,000, and an increase in the unrealized gain on available-for-sale securities of $24,000.

     During 2000, shareholders’ equity increased $3,271,000 to $7,857,000 at December 31, 2000. The increase included the net proceeds of $2,482,000 from the sale of 284,336 shares of common stock, net income of $726,000, a $17,000 increase in the unrealized gain on available-for-sale securities, and $46,000 from the exercise of stock options.

Liquidity and Liability Management

     Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The acquisition of deposits is our primary source of funds. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets and borrowing, including overnight Fed Funds purchased. One method that banks utilize for acquiring additional deposits is through the acceptance of “brokered deposits” (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. Although we did not have any “brokered deposits” at September 30, 2003, we have accepted brokered deposits in the past and may do so in the future.

     To meet liquidity needs, we maintain a portion of our funds in cash deposits in other banks, Federal Funds sold, and investment securities. As of September 30, 2003, liquid assets (cash, Federal funds sold, interest bearing deposits in other financial institutions and investment securities available-for-sale) as a percentage of deposits was 46%. At December 31, 2002 and 2001 our liquid asset as a percentage of deposits was 49% and 28%, respectively.

     As an additional source of liquidity, SWCB maintains lines of credit of $8,000,000 with correspondent banks for the purchase of overnight Federal funds. The lines are subject to availability of funds and have restrictions as to the number of days used during a month. SWCB also has a credit line with the Federal Home Loan Bank of San Francisco which would allow SWCB to borrow up to 20% of its assets ($56,000,000 as of September 30, 2003) on a collateralized basis. As of September 30, 2003, loans and securities pledged as collateral for this facility would have allowed us to borrow up to approximately $34,000,000. These facilities have been used infrequently.

     The primary sources of liquidity for the Company, on a stand alone basis, include the receipt of dividends from the subsidiaries and our ability to raise capital. The ability of the Company to obtain funds for the payment of dividends is dependent upon the subsidiaries’ earnings. The availability of dividends from the subsidiaries is limited by various state and federal statutes and regulations. See Note 16 of the Notes to Consolidated Financial Statements for information regarding regulatory limitations related to capital and dividends.

Recent Accounting Pronouncements

     In May of 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

     In January of 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; and ii) the equity investors lack an essential characteristic of a controlling financial interest. FIN No. 46 was initially effective for all financial statements issued on or after February 1, 2003, but subsequently the adoption date was deferred to January 1, 2004. The adoption of FIN No. 46 is not expected to have a material impact on our consolidated financial statements.

     In December of 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements.

     In November of 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 clarifies the requirements relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002 and our not expected to have a material impact on our consolidated financial statements. The disclosure provisions of FIN No. 45 were effective for financial statements of periods ended after December 15, 2002.

     In June of 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002, with early adoption permitted. The adoption of SFAS No. 146 did not have a material impact on our consolidated financial statements.

ITEM 2A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our market risk arises primarily from credit risk and interest rate risk inherent in our lending and deposit taking activities. Risk management is an important part of our operations and a key element of our overall financial results. The FDIC, in recent years, has emphasized appropriate risk management, prompting banks to have adequate systems to identify, monitor and manage risks. Our Board of Directors and committees meet on a regular basis to oversee our operations. We monitor our business activities and apply various strategies to manage the risks to which we are exposed. We have adopted various policies and have empowered the committees of our Board of Directors with oversight responsibility concerning different aspects of our operations. Our Audit Committee is responsible for overseeing internal auditing functions and for interfacing with our independent outside auditors. Our Loan Committee establishes Loan Policy, reviews loans made by management and approves loans in excess of management’s lending authority. Our Loan Committee also reviews “watch list” loans and the adequacy of our allowance for loan losses. Our Asset/Liability Risk Committee establishes our Investment Policy and our Asset/Liability Policy, reviews investments made by management, and monitors our investment portfolio, interest rate risk and liquidity planning.

     Credit risk

     Credit risk generally arises as a result of our lending activities and may be present with our investment activities. To manage the credit risk inherent in our lending activities, we rely on adherence to underwriting standards and loan policies as well as our allowance for loan losses. We employ frequent monitoring procedures and take prompt corrective action when necessary. Additionally, our loans are examined regularly by our regulatory agencies.

     Interest Rate Risk

     Interest rate risk is the exposure of a bank’s financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from differences in the maturity or timing of interest-earning assets and interest-bearing liabilities, changes in the slope of the yield curve over time, imperfect correlation in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics (e.g. three-month Treasury bill versus three-month LIBOR) and from interest-rate-related options embedded in bank products (e.g. loan prepayments, floors and caps, callable investment securities, early withdrawal of time deposits, etc).

     The potential impact of interest rate risk is significant because of the liquidity and capital adequacy consequences that reduced earnings or losses could imply. We recognize and accept that interest rate risks are a routine part of bank operations and will from time to time impact our profits and capital position. The objective of interest rate risk management is to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities.

     The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution’s net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In our overall attempt to match assets and liabilities, we take into account rates and maturities to be offered in connection with our certificates of deposit and our variable rate loans. Because of our ratio of rate sensitive assets to rate sensitive liabilities, we have been adversely affected by the decreasing interest rate market. We have generally been able to control our exposure to changing interest rates by maintaining a percentage of fixed rate loans and a majority of our time certificates in relatively short maturities.

     Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate our interest rate sensitivity position. To supplement traditional gap analysis, we perform simulation modeling to estimate the potential effects of changing interest rates. The process allows us to explore the complex relationships within the gap over time and various interest rate environments. The following table shows our cumulative gap analysis as of December 31, 2002:

Interest Rate Sensitivity

	As of December 31, 2002

	Less than	3 Months	1 to 5	Over 5	Non Rate
	3 Months	to 1 Year	Years	Years	Sensitive	Total

Securities	$—	$—	$1,997	$13,200	$—	$15,197
Federal funds sold	20,370	—	—	—	—	20,370
Loans	69,324	8,744	29,542	21,470	—	129,080
FHLB stock	—	—	—	76	—	76

Total rate sensitive assets	89,694	8,744	31,539	34,746	—	164,723
All other assets					86,175	86,175

Total	$89,694	$8,744	$31,539	$34,746	$86,175	$250,898

Money market and NOW	31,846	—	—	—	—	31,846
Savings	3,243	—	—	—	0	3,243
Time deposits	6,891	7,951	1,467	—	0	16,309
Borrowings	—	—	576		—	576

Total rate sensitive liabilities	41,980	7,951	2,043	—	—	51,974
All other liabilities	—	—	—	—	182,747	182,747
Shareholders’ equity	—	—	—	—	16,177	16,177

Total	41,980	7,951	2,043	—	198,924	250,898

Period gap	$47,714	$793	$29,496	$34,746	$(112,749)

Cumulative gap	$47,714	$48,507	$78,003	$112,749

Cumulative rate sensitive gap as a % of total assets	19%	19%	31%	45%

     Inflation

     The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities that may move in concert with inflation both as to interest rates and value. However, financial institutions are affected by inflation’s impact on noninterest expenses, such as salaries and occupancy expenses. During 2000 to 2002 and the first nine months of 2003 the impact of inflation has been minor as interest rates and economic growth in the economy declined.

     Because of our ratio of rate sensitive assets to rate sensitive liabilities, we tend to benefit slightly in the short term from an increasing interest rate market and, conversely, suffer in a decreasing interest rate market. As such, the management of interest rates and inflation through national economic policy may impact on our earnings. Increases in interest rates may have a corresponding impact on the ability of borrowers to repay loans with us.

ITEM 3 - PROPERTIES

     In January 2001, we moved our administrative headquarters to 5810 El Camino Real, Carlsbad, California 92008, Suites C and D, and in March 2001, we opened the Carlsbad Business Banking Center at the same location. The premises consist of a stand-alone building containing approximately 13,400 square feet of which we lease approximately 6,260 square feet from an unaffiliated third party. The lease provides for annual cost of living increases not to exceed 6%. During 2002 the base rent amount was $91,656 plus common area charges. The lease expires January 31, 2009.

     Our Encinitas Office is located at 277 North El Camino Real, Encinitas, California 92024, in the Villa Encinitas Plaza. These premises are leased from an unaffiliated third party. The premises consist of a stand-alone building having approximately 5,200 square feet. The building is located in a shopping center and has ample parking. During 2002 base rent was $120,744. The lease provides for bi-annual cost of living increases of not less than 8%. The lease expires in May 2008. We also lease the space for the drive-up ATM at this same location at a rate of $9,600 per year. The ATM lease expires in May 2008.

     In 1999, we leased an additional 1,330 square feet in the same shopping center at 267 North El Camino Real, Suite K, for our Loan Servicing Department and later our SBA Loan Division. The lease provides for annual cost of living adjustments not to exceed 5% and expires in June 2004. The annual rent is $23,679. We moved our SBA Loan Division to our Carlsbad location and do not plan to renew this lease.

     Our downtown Private Banking Office is located at 600 “B” Street, Suite 2202, San Diego, California 92101. We sublease approximately 1,091 square feet from Fortuna Financial, Inc., of which our Chairman of the Board, Mr. Howard B. Levenson, serves as Chairman, President and sole stockholder. (See “ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” herein.) The original lease expired in September 2000, and was renewed. The new lease expires in September 2005. The lease provides for minimum annual rentals of $27,114, increasing to $31,428.

     In December 2002, we entered into an agreement with an unaffiliated third party to lease approximately 373 square feet of additional space to expand the Private Banking Office. During 2003, the base monthly rent will be $765 through September, then will increase to $783. The lease expires in September 2005.

     Our Escondido Office is located at 1146 West Valley Parkway, Suite 102, Escondido, California 92025, in Plaza Las Palmas. We lease these premises from an unaffiliated third party. The premises are located in a shopping center and we lease approximately 1,271 square feet. The lease provides for annual cost of living increases not to exceed 6%. The lease expires in November 2004. The annual base rent is $35,040 plus common area charges.

     Our El Cajon Office is located at 1235 Avocado Boulevard, El Cajon, California 92020. The premises consist of a stand-alone building having approximately 3,500 square feet. The building is located in a shopping center. During 2002 the annual base monthly rent was $54,600 plus common area charges. The lease provides for annual cost of living increases not to exceed 5%. The lease expires in March 2011.

     Our Murrieta Office is located at 26755 Jefferson Avenue, Murrieta, California 92562. The premises consist of a stand-alone building containing approximately 43,200 square feet of which we lease approximately 3,013 square feet from an unaffiliated third party. The annual base rent is $57,840. The lease expires in September 2007.

     During 2002, our aggregate lease expense was $579,336. The aggregate lease expense for 2001 was $501,270.

     Our Anaheim Office is located at 2401 E. Katella Avenue, Anaheim, California 92806. We have leased approximately 5,800 square feet on the ground floor of an existing multi-story/multi-tenant building. Rent began in May 2003, with basic monthly rent at $10,652. The lease expires in April 2009.

     In October 2003, we leased approximately 2,096 square feet of office space at 330 North Brand Boulevard, Suite 525, Glendale, California, from an unaffiliated third party. Our Glendale Loan Production Office operates out of this space. Rent begins in January 2004, with basic monthly rental at $4,611 during the first 30 months of the lease and at $4,925 during the remaining 30 months of the lease. We have one 5-year option. The lease expires in December 2008.

     In April 2003, we leased approximately 5,013 square feet of office space located at 5611 Palmer Way, Suite G, Carlsbad, California. We moved our administrative operations to this space and anticipate moving our SBA Loan Division sometime during the first quarter of 2004. The 5-year lease term commenced in September 2003. The basic monthly rent is $4,762, plus common area charges, with annual step adjustments in the monthly rent of approximately 3%.

     In July 1998, FDSI leased a free-standing industrial building with approximately 8,667 square feet of space for its data processing operations and related uses. The building is located at 41188 Sandalwood Circle, Murrieta, California. The basic monthly rent is $4,680, plus common area expenses, with cost of living adjustments every 2 years not to exceed 7%. The lease terminates in October 2008. FDSI has two 5-year options under the lease.

     FDSI also leases approximately 5,152 square feet of space for general office and processing services located at 9440 Telstar Avenue, Suite 6, El Monte, California 91731. The lease term commenced in February 2001 and expires in January 2006. The current basic monthly rent is $4,225, plus common area charges.

     FDSI leases approximately 4,916 square feet of office space located at 2235 Polvorosa Avenue, San Leandro, California 94577. The lease term commenced in January 2003 and expires in January 2010. The basic monthly rent is $5,014, plus common area charges. The lease provides for annual step adjustments in the monthly rent of approximately 3%.

     In September 2002, FDSI leased warehouse space in Murrieta for storage and other uses. The warehouse is located at 41162 Sandalwood Circle, Unit “A,” Murrieta, California. The lease term is 3 years and expires in September 2005. The basic monthly rent is $2,975, plus common area charges, subject to annual increases of $175 per month.

     We believe that our existing premises are adequate for present and anticipated needs and do not contemplate any material capital expenditures. We also believe that we have adequate insurance to cover our interests in the premises we occupy.

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ITEM 4 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of September 30, 2003, we had 1,934,596 shares of our common stock outstanding. The following table sets forth certain information as of September 30, 2003, concerning the beneficial ownership of our outstanding common stock: (i) by each of our principal shareholders; (ii) by each of our directors; and (iii) by all of our directors and executive officers1 as a group. Except for Mr. Howard B. Levenson and Mr. Allan W. Arendsee, we are not aware of any person who owns, beneficially or of record, more than 5% of our outstanding common stock.

		Number of Shares
	Number of	Subject
	Shares of	to Vested Stock	Percent of
	Common Stock	Options[3] and	Class
	Beneficially	Outstanding	Beneficially
Name and Position Held	Owned[2]	Warrants	Owned[3]

Alan W. Arendsee[4] Director	83,852	27,700	5.68%
Carol M. Beres Director	14,847	7,750	1.16%
Richard T. L. Chan Director	28,250	23,700	2.65%
Karen J. Estes Director	15,000	23,500	1.97%
Philip H. Holtkamp Director	22,748	24,100	2.39%
Howard B. Levenson[5] Chairman of the Board	74,540	30,125	5.33%
Frank J. Mercardante Director, President and CEO	26,822 [6]	70,739	4.89%
Paul M. Weil Vice Chairman and Corporate Secretary	51,086	30,725	4.16%
All Directors and Executive Officers as a Group (11 in number)	361,618	276,439	28.86%

[1]	As used throughout this Registration Statement, the term “executive officer” means the President and Chief Executive Officer, the Executive Vice President and Chief Credit Officer and the Executive Vice President and Chief Financial Officer of Southwest Community, and the President and Chief Executive Officer of our majority-owned subsidiary, FDSI. The Chairman of the Board, Vice Chairman and Corporate Secretary and other vice presidents are not considered to be executive officers of Southwest Community.

[2]	Includes shares beneficially owned, directly and indirectly, together with associates. Also includes shares held as trustee and held by or as custodian for minor children. Unless otherwise indicated, all shares are held as community property under California law or with sole voting and investment power. Does not include shares which may be acquired upon exercise of stock options or outstanding warrants, which are identified separately in this table.

[3]	Shares subject to options held by directors and executive officers that were exercisable within 60 days after September 30, 2003 (vested) and outstanding warrants are treated as issued and outstanding for the purpose of computing the percent of the class owned by such person but not for the purpose of computing the percent of class owned by any other person. For All Directors and Executive Offices as a Group, all 276,439 vested stock options and outstanding warrants held by such persons are treated as issued and outstanding when computing the percent of class.

[4]	Mr. Arendsee’s business address is 750 “B” Street, Suite 3150, San Diego, California 92101.

[5]	Mr. Levenson’s business address is 600 “B” Street, Suite 2204, San Diego, California 92101.

[6]	This figure includes 15,378 shares held by Southwest Community’s 401(k) Plan of which Mr. Mercardante is a co-trustee.

ITEM 5 – DIRECTORS AND EXECUTIVE OFFICERS

     The names of, and certain information with respect to, our directors and executive officers as of September 30, 2003, are as follows:

			Year First
			Elected or
			Appointed
			Director
Name and Title[1]	Age	Business Experience During Past Five Years	or Officer

Allan W. Arendsee Director	41	Real Estate Broker, BRE Commercial since February 2003, previously President and sole shareholder, A.Q. Arendsee Real Estate, Inc. (real estate brokerage)	1997

Carol M. Beres Director	59	Investor, asset manager	2000

Richard T.L. Chan Director	50	President, CC IMEX dba Ewmbi Tec (biomedical research)	1997

Karen J. Estes Director	45	Insurance Agent, Teague Insurance Agency	1997

Philip H. Holtkamp Director	62	Managing Partner, Diehl, Evans and Company, LLP, Certified Public Accountants	1997

James L. Lemery Executive Vice President and Chief Financial Officer	62	Banker [2]	2003

Howard B. Levenson Chairman of the Board	64	Chairman and CEO, Western Financial Corporation (securities broker/dealer and investment banking)	1997

Stuart F. McFarland Executive Vice President and Chief Credit Officer[3]	55	Banker[4]	1999

Frank J. Mercardante Director, President and Chief Executive Officer[5]	55	Banker[6]	1998

Fredrik Mirzaian President and Chief Executive Officer, FDSI	32	Bank technology professional[7]	1998

Paul M. Weil Vice Chairman and Corporate Secretary	76	Attorney	1997

[1]	Unless otherwise indicated, the titles and positions are the same with the Company and SWCB.

[2]	Mr. Lemery joined us in February 2003. Prior thereto, he was employed by First National Bank as Executive Vice President and Chief Financial Officer since 1991.

[3]	In December 2003, Mr. McFarland was promoted to President and Chief Operating Officer of SWCB. Mr. McFarland continues to serve as an Executive Vice President of the Company.

[4]	Mr. McFarland joined us in February 1999. Prior thereto, he was employed for 12 years by North County Bank, where his last position was Senior Vice President and Business Banking Division Manager, and 12 years with Bank of America.

[5]	In December 2003, Mr. McFarland was promoted to President and Chief Operating Officer of SWCB. Mr. Mercardante continues to serve as Chief Executive Officer of SWCB and as President and Chief Executive Officer of the Company.

[6]	Mr. Mercardante has over 35 years of banking experience. Just prior to joining us in March, 1998, he served as the President and Chief Executive Officer of Business Bank of California from January 1996 to February 1998. From October 1993 to January 1996 Mr. Mercardante served as the President of WFMG, Inc., a consulting firm.

[7]	Mr. Mirzaian joined FDSI in 1998. Prior thereto, Mr. Mirzaian served as Vice President and MIS Director for Business Bank of California for 3 ½ years and as Network Administrator for Redlands Federal for 4 years.

     Our directors serve one-year terms. None of our directors or executive officers were selected pursuant to any arrangement or understanding, other than with the directors and executive officers of the Company acting within their capacities as such. There are no family relationships between the directors and executive officers of the Company. None of the directors or executive officers of the Company serve as directors of any company which has a class of securities registered under, or which are subject to the periodic reporting requirements of, the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940. None of the directors or executive officers of the Company have been involved in any legal proceeding during the past five years that are material to an evaluation of the ability or integrity of any director or executive officer of the Company.

ITEM 6 – EXECUTIVE COMPENSATION

Summary Compensation

     The following table sets forth a summary of annual and long-term compensation for services in all capacities to Southwest Community for the President and Chief Executive Officer, the other executive officers whose salary and bonus in 2002 exceeded $100,000, including the executive officer of Southwest Community’s majority-owned subsidiary, FDSI, and Southwest Community’s next two most highly compensated officers:

						Long Term
						Compensation
		Annual Compensation				Awards

					Other	Securities
					Annual	Underlying	All Other
Name and Title	Year	Salary	Bonus		Compensation	Options/SARs[1]	Compensation[2]

Tim DeWan	2002	$14,000	$210,050	[3]	$0	1,000	$12,230
Vice President, Business	2001	$42,000	$85,000	[3]	$0	7,500	$10,574
Development Officer
Charles Farrell	2002	$12,000	$157,070	[3]	$2,400	1,000	$12,230
Vice President, Business	2001	$12,000	$75,069	[3]	$2,400	0	$10,574
Development Officer	2000	$12,243	$90,944	[3]		0	$9,059
Stuart F. McFarland	2002	$150,000	$29,684		$9,900	5,000	$12,340
Executive Vice President	2001	$107,625	$32,942		$9,900	0	$6,330
and Chief Credit Officer	2000	$106,995	$29,622	[3]		5,000	$0
Frank J. Mercardante	2002	$200,000	$34,720		$9,144	20,000	$14,865
President and Chief	2001	$182,502	$25,500		$2,021	39,284	$15,985
Executive Officer	2000	$157,502	0			0	$11,389
Fredrik Mirzaian	2002	$120,000	$55,000		$21,144	0	$11,615
President and Chief	2001	$100,000	$6,668		$0	0	$7,252
Executive Officer, FDSI	2000	$88,288	$0		$0	0	$4,092

[1]	These figures have been adjusted for Southwest Community’s 2002 5-for-4 stock split and 2003 2-for-1 stock split.

[2]	These figures represent insurance premiums paid by Southwest Community.

[3]	These figures primarily represent commissions for business generation.

Stock Options

     Southwest Community’s 2002 Stock Option Plan provides for the issuance of up to 1,000,000 shares, of which 4,600 shares have been exercised and options for 568,935 shares were outstanding, leaving 426,465 shares available for future grants as of September 30, 2003. The following table sets forth certain information regarding stock options granted to Messrs. DeWan, Farrell, McFarland, Mercardante and Mirzaian during 2002:

	Individual Grants				Potential Realized Value
					at Assumed Annual
		Percentage of Total			Rates of Stock Price
	Number of	Options/SARs			Appreciation
	Securities Underlying	Granted to	Exercise		for Option Term
	Options/SARs	Employees In	Price	Expiration
Name	Granted (#)[1]	Fiscal Year	($/Share)[1]	Date	5%	10%

Tim DeWan	1,000	1.5%	$16.00	7-17-12	$16,800	$17,600
Charles Farrell	1,000	1.5%	$16.00	7-17-12	$16,800	$17,600
Stuart F. McFarland	5,000	7.7%	$13.00	6-19-12	$68,250	$71,500
Frank J. Mercardante	20,000	30.8%	$13.00	6-19-12	$273,000	$286,000
Fredrik Mirzaian	0	N/A	N/A	N/A	N/A	N/A

     The following table sets forth certain information regarding options exercised during 2002 and unexercised options held by Messrs. DeWan, Farrell, McFarland, Mercardante and Mirzaian:

			Number of Securities Underlying		Value of Unexercised
			Unexercised		In-the-Money
	Shares		Options/SARs at		Options/SARs at
	Acquired		December 31, 2002[2]		December 31 2002[3]
	On	Value
Name	Exercise[2]	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Tim DeWan	0	N/A	2,000	6,500	$17,200	$50,300
Charles Farrell	4,000	$36,600	4,300	2,076	$53,320	$16,342
Stuart F. McFarland	0	N/A	24,300	13,626	$290,300	$126,075
Frank J. Mercardante	0	N/A	59,484	50,428	$734,209	$354,245
Fredrik Mirzaian	0	N/A	12,000	2,000	$138,400	$34,600

Employment Agreements

     We employed Mr. Mercardante under the terms of an employment agreement dated January 29, 1998. The original employment agreement provided for an indefinite term, base compensation of $150,000 per year, and payment of bonuses in accordance with incentive compensation plans adopted by the Board of Directors from time to time. The employment agreement also provided for the issuance of stock options, reimbursement for business expenses, the use of a company-owned automobile and certain insurance benefits. In August 2001, the employment agreement was amended to provide for a three-year term and a base salary of $200,000, both effective July 1, 2001. Effective January 1, 2003, the base salary was increased to $250,000. In December 2003, the employment agreement was amended to provide for an additional three-year term and the grant of 10,000 stock options at the then market price of $29.00 per share. Mr. Mercardante’s employment is subject to immediate termination for cause, or termination by either party upon thirty days’ written notice. In the event of termination without cause, Mr. Mercardante is entitled to receive six months’ severance pay. In the event of termination within two years after a merger, reorganization or similar transaction in which there is a change in ownership of at least 51% except as a result of a transfer of shares in exchange for at least 80% control of another corporation, such as the proposed bank holding company reorganization, Mr. Mercardante will be entitled to receive two years’ severance pay if SWCB’s total assets immediately prior to the transaction are $200 million or greater.

[1]	All share figures and per share dollar amounts have been adjusted for Southwest Community’s 2002 5-for-4 stock split and 2003 2-for-1 stock split.

[2]	All share figures have been adjusted for Southwest Community’s 2002 5-for-4 stock split and 2003 2-for-1 stock split.

[3]	Assumes a market value of $19.00 per share (as adjusted for the 2003 2-for-1 stock split) on December 31, 2002, as reported on the OTC Bulletin Board.

     We initially employed Mr. McFarland without an employment agreement and on December 31, 2001, we entered into an employment agreement with him effective January 1, 2002. The employment agreement is for an indefinite term and currently provides for a base salary of $180,000 per year, reimbursement for business expenses, use of a company-owned vehicle and certain insurance benefits. The employment agreement provides for “at will” employment, without termination benefits; provided that in the event of termination by the surviving entity within two years after, or termination by Mr. McFarland written six months after, a merger, reorganization or similar transaction in which there is a change in ownership of at least 51% except as a result of a transfer in exchange for at least 80% control of another corporation, such as the bank holding company reorganization, Mr. McFarland will be entitled to six months’ severance pay. If our assets immediately prior to the transaction are $200 million or greater, then Mr. McFarland will be entitled to 12 months’ severance pay.

     We entered into an employment agreement with Mr. DeWan effective January 1, 2001. The employment agreement is for an indefinite term, provides for a base salary of $12,000 per year ($4,000 per month for the initial 6 months and, thereafter, $1,000 per month), commissions for generating deposit accounts, advances of up to $4,000 per month against future commissions, reimbursement for business expenses, use of a company-owned vehicle and certain insurance and medical benefits. The employment agreement provides for “at will” employment. If we terminate Mr. DeWan’s employment without cause, Mr. DeWan will be entitled to commissions for a period of six months based upon the average monthly commissions paid for each of the immediately preceding three months. In the event that employment is terminated for any other reason, either by us or Mr. DeWan, Mr. DeWan shall not be entitled to any payment except any unpaid sums accrued for commissions or other money due. In the event that Southwest Community or substantially all of our assets are sold during the term or any extension of the term of the employment agreement, Mr. DeWan will have the option to: (i) to accept the sum of $100,000 as a severance payment; or (ii) in the event of such sale and Mr. DeWan is not retained by the new company for at least six months in the same capacity or his commission schedule is reduced during such period, Mr. DeWan’s employment will be deemed to have been involuntarily terminated and Mr. DeWan shall be entitled to receive a severance payment in an amount equal to twenty-four times the average of his commissions for the three calendar months immediately preceding the public announcement of such sale or merger, up to a maximum total severance payment of $200,000.

     We do not have any other employment agreements; however, FDSI has entered into an employment agreement with Mr. Mirzaian. Under that agreement his salary has increased to $120,000 for 2002 and he is entitled to 10% of FDSI’s pre-tax profit.

Directors’ Compensation

     Our directors receive fees for their attendance at Board and Loan Committee meetings. Each director receives $1,000 for attendance at Board meetings (the Chairman receives $1,250) and $75 for attendance at Loan Committee meetings. During 2002, the aggregate fees paid to the directors was $75,000.

Long-Term Compensation/401(k) Plans

     During 1998 SWCB’s Board of Directors adopted, effective as of January 1, 1998, the Southwest Community Bank 401(k) Plan (the “Plan”). The Plan was amended on December 16, 2003 in order to comply with certain statutory and regulatory requirements. Subject to Internal Revenue Code limitations, the plan allows eligible employees to contribute a portion of their income to a trust on a tax-favored basis and to invest their deferred income tax free until retirement. Each year SWCB may make matching contributions to the trust for the benefit of the participating employees, which contributions will vest in 20% increments over a five-year period. Participants are 100% vested in their own deferrals. SWCB has provided a range of investment options for participants, including our common stock. As of December 31, 2002, the trust held 5,633 shares of Southwest Community common stock. SWCB did not make any matching contributions during 2001 or 2002.

     We also entered into a supplemental compensation agreement with Mr. Mercardante to provide for retirement and death benefits. The agreement, which is dated October 17, 2001, provides for retirement benefits of $140,000 per year plus annual 3% cost-of-living increases, reduced by 7% for each year Mr. Mercardante retires prior to age 62. In the event of his disability, Mr. Mercardante is entitled to a percentage of his retirement benefits, with the percentage increasing from 30% during 2001 to 100% in 2009.

     We purchased three life insurance policies in the aggregate face amount of $5,332,000 to fund our obligations to Mr. Mercardante and also entered into a “split-dollar” agreement with him pursuant to which we will share in the proceeds of the life insurance. In the event of his death prior to age 65, his personal trust is entitled to the lesser of $1,820,000 or the total proceeds less the cash value. His personal trust is entitled to lesser amounts at different age brackets, ultimately dropping to the lesser of $560,000 or the total proceeds less the cash value if death occurs after age 80. Our actual expense for the three life insurance policies for 2002 was $110,725, offset by income on the policies in the amount of $126,356, for a net benefit to us of $15,631.

     We also entered into a supplemental compensation agreement with Mr. McFarland to provide for retirement and death benefits. The agreement, which is dated October 1, 2002, provides for retirement benefits of $50,000 per year plus annual 3% cost-of-living increases, reduced by 7% for each year Mr. McFarland retires prior to age 62. In the event of his disability, Mr. McFarland is entitled to a percentage of his retirement benefits, with the percentage increasing from 25% during 2002 to 100% in 2009.

     We purchased two life insurance policies in the aggregate face amount of $2,902,255 to fund our obligations to Mr. McFarland and also entered into a “split-dollar” agreement with him pursuant to which we will share in the proceeds of the life insurance. In the event of his death prior to age 70, his beneficiary is entitled to the lesser of $500,000 or the total proceeds less the cash value. His beneficiary is entitled to lesser amounts at different age brackets, ultimately dropping to the lesser of $200,000 or the total proceeds less the cash value if death occurs after age 80. We expensed $11,979 during 2002 for the costs of the insurance policies, offset by income on the policies in the amount of $15,705, for a net benefit to us of $3,726.

ITEM 7 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 2002 there were no, and as of the date of this Registration Statement there are no existing or proposed, material transactions between Southwest Community and of its executive officers, directors, or principal shareholders (beneficial owners of 5% or more of our common stock), or the immediate family or associates of any of the foregoing persons, except as indicated below.

     Some of our directors and executive officers, as well as the companies with which such directors and executive officers are associated, are customers of, and have had banking transactions with SWCB in the ordinary course of SWCB’s businesses and SWCB expects to have such ordinary banking transactions with such persons in the future. In the opinion of Management of SWCB, all loans and commitments to lend included in such transactions were made in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and did not involve more than a normal risk of collectibility or present other unfavorable features. Although SWCB does not have any limits on the aggregate amount it would be willing to lend to directors and officers as a group, loans to individual directors and officers must comply with its internal lending policies and statutory lending limits. As of December 31, 2002, the aggregate indebtedness of all of directors, officers and principal shareholders of SWCB, and their associates, stood at approximately $3,295,000, constituting approximately 20.4% of SWCB’s shareholders’ equity at that date.

     With respect to deposits, eight of SWCB’s directors and executive officers and an unaffiliated third party are members of a limited liability company that owns approximately 3% of a holding company that was formed to purchase title and escrow companies. Their indirect ownership of the title and escrow companies provides SWCB with continuation of a deposit relationship which predated the holding company’s purchase. The title and escrow deposits averaged from a low of $4.5 million to a high of $8.0 million on a monthly basis during 2002 and were at market terms that the customer could have obtained from an unaffiliated party.

     Paul M. Weil, Esq., a director and the Corporate Secretary of Southwest Community and SWCB, provides legal services to Southwest Community and SWCB and rents office space from SWCB. It is the opinion of the SWCB’s Board of Directors that fees paid by SWCB to Mr. Weil for legal services and his rental fees paid to the SWCB are no less favorable to SWCB than could be obtained from persons not affiliated with SWCB. During

2002, we paid Mr. Weil $15,162 for legal services net of his rental fees. In addition, FDSI paid Mr. Weil $5,399 for legal services during 2002.

     SWCB’s Private Banking Office premises are subleased from Fortuna Financial, Inc., of which SWCB’s Chairman of the Board, Mr. Howard B. Levenson, serves as Chairman, President and sole stockholder. During 2002, the aggregate rent was $29,167. It is the opinion of SWCB’s Board of Directors that the terms of the sublease are no less favorable to SWCB than could be obtained from unaffiliated parties.

     During 2002, SWCB received $5,323 in referral fees from Western Financial Corporation. Mr. Levenson is the Chairman and CEO of Western Financial Corporation. It is the opinion of SWCB’s Board of Directors that the referral fees earned were no less favorable to SWCB than could be obtained from unaffiliated parties.

     SWCB purchased property and casualty insurance through the Teague Insurance Agency where Ms. Karen J. Estes, a director, is an agent. No fees are paid directly to Ms. Estes and it is the opinion of SWCB’s Board of Directors that the premiums paid for and the terms of the insurance are no less favorable to SWCB than could be obtained from unaffiliated parties.

     SWCB’s Articles of Incorporation and Bylaws provide, among other things, for the indemnification of our directors, officers and agents, and authorize SWCB to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for SWCB within the scope of his or her employment. The provisions of SWCB’s Articles of Incorporation and Bylaws are subject to certain limitations imposed under California and federal law. For example, under California law, directors remain personally liable for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law or for any transaction from which the director derived an improper personal benefit. Under the federal Comprehensive Thrift and Bank Fraud Prosecution and Taxpayer Recovery Act of 1990, indemnification payments may be prohibited by the regulatory authorities if SWCB is insolvent, in conservatorship or receivership, in troubled condition, or has a CAMELS rating of 4 or 5, and if the regulatory authority believes that the party who is to receive the indemnification payment has violated banking laws or regulations, breached a fiduciary duty, or is otherwise responsible for substantial loss to SWCB. It is SWCB’s policy that all directors and executive officers shall be indemnified to the maximum extent permitted under applicable law and SWCB’s Articles of Incorporation and Bylaws. SWCB has purchased liability insurance covering all of the directors and officers; however, no assurance can be given that the proceeds of the policy would be adequate to protect SWCB in all circumstances.

     Article Five of Southwest Community’s Articles of Incorporation provides that Southwest Community shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. Article Six of Southwest Community’s Articles of Incorporation and Article VI of Southwest Community’s Bylaws provides that Southwest Community shall indemnify each of its directors and officers for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such person was an “agent” of Southwest Community to the fullest extent permissible under California law. Southwest Community’s Articles of Incorporation and Bylaws also provide that Southwest Community is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate “agents.” For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent’s defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by: (i) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings; (ii) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (iii) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

     In January 2003, Southwest Community entered into Indemnification Agreements with each of its directors pursuant to which Southwest Community shall indemnify each director for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such director was an “agent” of Southwest Community to the fullest extent permissible under California law, subject to the terms and conditions of the Indemnification Agreements.

ITEM 8 — LEGAL PROCEEDINGS

     To the best of our knowledge, there are no pending legal proceedings to which Southwest Community, SWCB or FDSI are a party and which may have a materially adverse effect upon Southwest Community’s, SWCB’s or FDSI’s property, business or results of operations.

ITEM 9 - MARKET PRICE OF AND DIVIDENDS ON SOUTHWEST COMMUNITY BANCORP’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Historical Market Prices

     There has been a limited trading market for our common stock on the OTC Bulletin Board (trading symbol “SWCB”). We are aware of only five market makers in our common stock. However, there are a number of other dealers who affect trades in our common stock through these market makers including Western Financial Corporation, an affiliated company of our Chairman, Howard S. Levenson. No assurance can be given that a more active public trading market for our common stock will develop in the future or the extent to which those dealers will continue to effect trades. Our common stock is not currently eligible for listing on any exchange or on the Nasdaq National Market.

     The information in the following table indicates the high and low sales prices and volume of trading for our common stock for each quarterly period since January 1, 2001, and is based upon information provided by the OTC Bulletin Board. Because of the limited market for our common stock, these prices may not be indicative of the fair market value of our common stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below. These prices do not include retail mark-ups, mark-downs, or commissions and have been adjusted for our 5-for-4 stock split in 2002 and our 2-for-1 stock split in 2003.

			Approximate
			Number of Shares
Period Ended	High	Low	Traded

2001:
March 31	$11.63	$9.60	23,750
June 30	$11.20	$9.60	38,250
September 30	$11.40	$10.80	23,000
December 31	$11.20	$10.40	46,500
2002:
March 31	$13.00	$10.80	34,000
June 30	$15.00	$13.00	9,200
September 30	$16.50	$15.00	47,200
December 31	$19.00	$16.00	37,000
2003:
March 31	$25.00	$29.00	63,000
June 30	$31.00	$25.00	77,700
September 30	$28.00	$26.98	17,500
December 31	$30.00	$26.00	29,857

     According to information provided by the OTC Bulletin Board, the most recent trade in our common stock prior to the date of this Registration Statement occurred on January 7, 2004 at a sales price of $27.50 per share. The “bid” and “asked” prices as of January 7, 2004 were $27.50 and $27.75, respectively.

Shareholders

     As of the date of this Registration Statement, we have approximately 271 shareholders of record; however, we believe that there are an additional 200 shareholders who own their shares in “street name” through brokerage firms.

Dividends

     To date, we have not paid any cash dividends. Payment of stock or cash dividends in the future will depend upon the Company’s earnings and financial condition and other factors deemed relevant by the Boards of Directors of Southwest Community and SWCB. It is our current intention to follow our strategic plan of retaining earnings to increase our capital and provide additional basis for growth. Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

     The following table provides information as of September 30, 2003 with respect to the shares of Southwest Community common stock that may be issued under existing equity compensation plans.

Number of securities remaining
		Weighted average	available for future issuance under
	Number of securities to be issued	exercise price of	equity compensation plans
	upon exercise of outstanding options,	outstanding options,	(excluding securities reflected in the
Plan category	warrants and rights	warrants and rights	second column)

Equity compensation plans approved by security holders:
Southwest Community Bancorp 2002 Stock Option Plan[1]	568,935	$10.62	426,465

ITEM 10 – RECENT SALES OF UNREGISTERED SECURITIES

     On April 1, 2003, the holding company formation was consummated. In connection with the transaction, all of the issued and outstanding shares of SWCB common stock (1,925,596 shares) were converted into shares of Southwest Community common stock and all of the issued and outstanding warrants (84,616 warrants) to purchase shares of SWCB common stock were converted into warrants to purchase shares of Southwest Community common stock on a one-for-one basis (as adjusted for 2-for-1 stock split). Additionally, all stock options granted under SWCB’s stock option plan (529,535) were converted into stock options under Southwest Community’s stock option plan on a one-for-one basis. The issuance of Southwest Community common stock, warrants and stock options in connection with the corporate reorganization was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a)(12) thereof.

     During 2000 through September 30, 2003, we issued a total of 19,850 shares (as adjusted for both stock splits) of our common stock without registration under the Securities Act of 1933, as amended (the “Securities Act”) upon exercise of stock options pursuant to the Southwest Community Bancorp 2002 Stock Option Plan. The per share exercise price of the stock options exercised during this period ranged from $5.33 to $9.60. The aggregate

[1]	The total number of shares of common stock that may be issued pursuant to awards granted under the 2002 Plan may not exceed 1,000,000 shares.

proceeds were $133,100. The issuances of common stock were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a)(2) thereof for issuances prior to April 1, 2003, the effective date of the corporate reorganization, and pursuant to Rule 701 of the Securities Act of 1933 thereafter.

     In April 2003, we raised approximately $8.0 million in net proceeds from the sale of “trust preferred” securities, due April 22, 2033. The sale of the trust preferred securities was exempt from the registration requirements of the Securities Act pursuant to Regulation D. For additional information concerning the Company’s issuance of trust preferred securities through its trust subsidiary, please refer to “ITEM 1 — DESCRIPTION OF BUSINESS — Southwest Community Bancorp” herein.

     In July 2002, SWCB consummated the sale of approximately 84,616 units (each unit consisting of five shares of common stock and one warrant to purchase one share of common stock) (as adjusted for stock dividends and splits) in connection with our 2002 Unit Offering. The aggregate proceeds were $5,417,066. The sale of the units was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(2) thereof.

     Since July 2002 through September 30, 2003, we issued a total of 1,400 shares (as adjusted for stock dividends and splits) of our common stock pursuant to the exercise of warrants issued in our 2002 Unit Offering. The aggregate proceeds were $20,020. The issuances of common stock prior to April 1, 2003 were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a)(2) thereof, and pursuant to Section 4(2) thereafter.

ITEM 11 – DESCRIPTION OF SOUTHWEST COMMUNITY BANCORP’S SECURITIES TO BE REGISTERED

Common Stock

     As of September 30, 2003, we had 1,934,596 shares of our common stock outstanding. Our Articles of Incorporation currently authorize us to issue up to 18,750,000 shares of common stock. Each share of our common stock has the same relative rights, and is identical to all respects with, each other share of our common stock. Holders of our common stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to, the election of, and any other matters relating to, directors. Holders of our common stock are entitled to cumulate their votes for the election of directors.

     The holders of our common stock are entitled to receive dividends, out of funds legally available therefor, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Upon liquidation, dissolution or winding up of Southwest Community, holders of our common stock will be entitled to share ratably all assets remaining after the payment of liabilities of Southwest Community and of preferential amounts of which any preferred stock may be entitled.

     The holders of our common stock have no preemptive or other subscription rights. Our common stock is not subject to call or redemption, and, upon receipt by Southwest Community of the full purchase price therefor, each share of our common stock will be fully paid and nonassessable.

Preferred Stock

     Our Articles of Incorporation currently authorize us to issue up to 10,000,000 shares of serial preferred stock. The board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish voting powers, designations, preferences and special rights of each such series and any qualifications, limitations and restrictions thereon. Our preferred stock may rank prior to our common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into our common stock. The holders of any class or series of our preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by California law.

     As of the date of this Registration Statement, there are no shares of the preferred stock outstanding.

Warrants

     As of September 30, 2003, there were outstanding a total of 83,216 warrants to purchase shares of our common stock.

     Exercise Period and Price; Expiration Date. Each warrant will entitle the registered holder to purchase from us, for cash, one share of common stock. The warrants are exercisable from issuance through April 30, 2007. Warrants not exercised prior to April 30, 2007, shall become null and void, unless we extend that date, subject to regulatory approval. The warrants are exercisable at a price of $14.30 per share, as adjusted for the two-for-one stock split on May 14, 2003.

     Antidilutive Adjustments. The exercise price of the warrants and the number of shares of common stock purchasable upon exercise of each warrant are subject to antidilutive adjustments in certain events, including a stock split on our common stock, issuance of a stock dividend to holders of our common stock, or a reclassification of our common stock. No adjustment in the number of shares purchasable upon exercise of the warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. In addition, we may, at our option, reduce the exercise price at any time, subject to regulatory approval. No fractional shares will be issued upon exercise of the warrants, but we will pay the market value of any fractional shares otherwise issuable.

     Rights Upon Consolidation, Merger, etc. In case we are involved in any consolidation, merger or sale or conveyance of our property, we may, but we are not required to, enter into an agreement with the acquiring bank or corporation for the warrants to be assumed, with the holder of each outstanding warrant given the right, upon payment of the exercise price, to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior thereto. If we do not enter into that type of agreement with the acquiring bank or corporation, then the warrants will be made exercisable for at least a 30-day period prior to such event and then terminate.

     Reservation of Warrant Shares. We have authorized and reserved for issuance the shares of common stock initially issuable upon exercise of the warrants. When delivered, the shares of common stock shall be fully paid and nonassessable.

     Exercise of Warrants. To exercise a warrant, the holder must send to us the warrant certificate signed by the holder indicating an election to exercise, setting forth the number of shares to be purchased and enclosing cash, check or any combination thereof for the total exercise price. We will then return to the holder a certificate evidencing the number of shares of common stock issued upon exercise of the warrant. If fewer than all the shares covered by the warrant certificate surrendered are being purchased, we will issue a new warrant certificate representing the unexercised warrants.

     No Rights as Shareholders. Warrant holders are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as shareholders in respect to any meeting of shareholders for the election of our directors or any other matter, or to vote at any such meeting, or to any other rights whatsoever as our shareholders.

     Available Information. Holders of the warrants are furnished with all annual and other reports that we furnish to holders of our common stock. During the term of the warrants, upon written request, we will provide to warrant holders the most current public financial information about us. Warrant holders are encouraged to request such information before they exercise the warrants.

ITEM 12 – INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Five of Southwest Community’s Articles of Incorporation provides that Southwest Community shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. Article Six of Southwest Community’s Articles of Incorporation and Article VI of Southwest Community’s Bylaws provides that Southwest Community shall indemnify each of its directors and officers for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such person was an “agent” of Southwest Community to the fullest extent permissible under California law.

Southwest Community’s Articles of Incorporation and Bylaws also provide that Southwest Community is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate “agents.” For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent’s defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by: (i) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings; (ii) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (iii) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

     In January 2003, Southwest Community entered into Indemnification Agreements with each of its directors pursuant to which Southwest Community shall indemnify each director for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such director was an “agent” of Southwest Community to the fullest extent permissible under California law, subject to the terms and conditions of the Indemnification Agreements.

ITEM 13 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The following Financial Statements are included in this Registration Statement on Form 10:

ITEM 14 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There were no disagreements with the Company’s accountants on accounting or financial disclosure.

ITEM 15 —FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

     The Financial Statements listed on the Index included under “ITEM 13 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA” are filed as a part of this Registration Statement on Form 10.

(b)	Exhibits

     The following exhibits are filed as a part of this Registration Statement on Form 10:

Reg. S-K,
Item 601
Exhibit No.	Description

3.1	Articles of Incorporation of Southwest Community Bancorp, as amended

3.2	Bylaws of Southwest Community Bancorp

4.1	Indenture dated as of April 22, 2003 by and between the Registrant and U.S. Bank National Association, as Trustee

4.2	Form of Floating Rate Junior Subordinated Deferrable Interest Debentures (included as Exhibit A to Exhibit 4.1)

4.3	Amended and Restated Declaration of Trust of Southwest Community Statutory Trust I dated as of April 22, 2003, among the Registrant, U.S. Bank National Association, as Institutional Trustee, and Frank J. Mecardante, James Lemery and Paul M. Weil, as Administrators

4.4	Form of Common Security Certificate of Southwest Community Statutory Trust I (included as Exhibit A-1 to Exhibit 4.3)

4.5	Guarantee Agreement dated as of April 22, 2003 between the Registrant, as Guarantor, and U.S. Bank National Association, as Guarantee Trustee

4.6	Form of Warrant Certificate

10.1	Southwest Community Bancorp 2002 Stock Option Plan

10.2	Form of Stock Option Agreement

10.3*	Employment Agreement dated January 29, 1998 with Frank J. Mercardante

10.4*	Extension and Modification of Employment Agreement dated August 20, 2001 with Frank J. Mercardante

10.5*	Executive Supplemental Compensation Agreement dated October 17, 2001 with Frank J. Mercardante

10.6*	Life Insurance Endorsement Method Split Dollar Plan Agreement for Frank J. Mercardante.

10.7*	Extension of Employment Agreement dated December 31, 2001 with Stuart F. McFarland

10.8*	Executive Supplemental Compensation Agreement dated October 1, 2002 with Stuart F. McFarland

10.9*	Life Insurance Endorsement Method Split Dollar Plan Agreement dated January 6, 2003 for Stuart F. McFarland

10.10*	Employment Agreement dated December 31, 2000 with Tim Dewan

10.11*	Lease Agreement (600 B Street, Suite 2202)

10.12*	Sublease Agreement (600 B Street, Suite 2202)

10.13*	Lease Agreement (1146 West Valley Parkway, Suite 102)

10.14*	Lease Agreement (1235 Avocado Boulevard)

10.15*	Lease Agreement (26755 Jefferson Avenue)

10.16*	Lease Agreement (2401 E. Katella Avenue)

10.17*	Lease Agreement (5810 El Camino Real)

10.18*	Lease Agreement (330 North Brand, Suite 525)

10.19*	Lease Agreement (277 North El Camino Real)

10.20*	Lease Agreement (2235 Polvorosa Avenue, Suite 260)

10.21*	Lease Agreement (9440 Telstar Avenue, Suite 6)

10.22*	Lease Agreement (267 North El Camino Real)

10.23*	Lease Agreement (5611 Palmer Way, Suite G)

10.24*	Lease Agreement (41188 Sandalwood Circle)

10.25*	Lease Agreement (41162 Sandalwood Circle, Unit A)

10.26	Southwest Community Bank 401(k) Plan, as amended

21	Subsidiaries of Southwest Community Bancorp

* Registrant has requested a continuing hardship exemption from filing this exhibit in electronic format pursuant to SEC Regulation S-T Section 232.202.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2
Audited consolidated balance sheets as of December 31, 2002 and 2001 and audited consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2002, 2001 and 2000
F-3
Unaudited consolidated balance sheets as of September 30, 2003 and December 31, 2002 and unaudited statements of operations and cash flows for the nine months ended September 30, 2003 and 2002 and changes in shareholders’ equity for the nine months ended September 30, 2003 and 2002
F-23

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Shareholders of
Southwest Community Bank and Subsidiary

We have audited the accompanying consolidated statement of financial position of Southwest Community Bank and subsidiary (the “Bank”) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2002, 2001, and 2000. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southwest Community Bank and subsidiary as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001, and 2000, in conformity with accounting principles generally accepted in the United States of America.

Rancho Cucamonga, California
January 10, 2003

Except for Note #17, to which
the date is December 31, 2003

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Consolidated Balance Sheets

	December 31,

	2002	2001

	(dollars in thousands)
Assets
Cash and due from banks	$78,662	$12,480
Federal funds sold	20,370	13,101

Cash and cash equivalents	99,032	25,581
Interest-bearing deposits in other financial institutions	67	1,350
Investment securities available-for-sale	13,558	5,033
Investment securities held-to-maturity	1,572	—
Loans, net of unearned income and allowance for loan losses	125,856	82,908
Premises and equipment	3,626	3,649
Federal Home Loan Bank stock at cost	76	72
Cash surrender value of life insurance	3,961	2,517
Other assets	3,150	1,964

Total Assets	$250,898	$123,074

Liabilities and Shareholders’ Equity
Noninterest-bearing demand	$180,597	$63,982
Money market and NOW	31,846	30,739
Savings	3,243	2,513
Time deposits under $100,000	8,817	7,632
Time deposits $100,000 and over	7,492	7,990

Total Deposits	231,995	112,856
Accrued interest and other liabilities	765	341
Notes payable	576	596
Minority interest in subsidiary	1,385	506

Total Liabilities	234,721	114,299

Commitments and Contingencies (Note 12)
Shareholders’ Equity
Common stock, no par value, 18,750,000 shares authorized, 1,925,996 and 1,498,516 shares issued and outstanding in 2002 and 2001, respectively	14,595	9,146
Retained earnings (accumulated deficit)	1,427	(390)
Accumulated other comprehensive income	155	19

Total Shareholders’ Equity	16,177	8,775

Total Liabilities and Shareholders’ Equity	$250,898	$123,074

The accompanying notes are an integral part of these financial statements

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Consolidated Statements of Income

	Year ended December 31,

	2002	2001	2000

	(dollars in thousands)
Interest Income
Loans	$8,234	$6,956	$5,472
Investment securities	471	188	167
Federal funds sold	366	377	518
Interest bearing deposits	43	48	8
Other	8	8	—

Total interest income	9,122	7,577	6,165

Interest Expense
Deposits	1,008	1,661	1,406
Borrowings	40	65	38

Total interest expense	1,048	1,726	1,444

Net interest income	8,074	5,851	4,721
Provision for loan losses	655	460	748

Net interest income after provision for loan losses	7,419	5,391	3,973

Noninterest Income
Fees and service charges	2,599	1,757	976
Data processing income	4,337	3,000	1,275
Gain on sale of SBA loans	963	576	474
Other income	330	127	14

Total noninterest income	8,229	5,460	2,739

Noninterest Expense
Salaries and employee benefits	7,269	5,382	3,430
Occupancy expenses	965	810	452
Equipment and data processing costs	1,936	1,351	830
Advertising and promotional	256	269	205
Regulation Q costs	533	524	284
Professional services	335	259	144
Stationery and supplies	498	261	164
Telephone expenses	251	197	103
Other expenses	709	758	373

Total noninterest expense	12,752	9,811	5,985

Income before income taxes	2,896	1,040	727
Income taxes	1,079	146	1

Net income	$1,817	$894	$726

Basic net income per common share	$1.05	$0.60	$0.52

Diluted net income per common share	$0.94	$0.55	$0.47

The accompanying notes are an integral part of these financial statements

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Consolidated Statements of Changes in Shareholders’ Equity

				Retained	Accumulated
	Common Stock			Earnings	Other	Total
			Comprehensive	(Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Income	Deficit)	Income	Equity

			(dollars in thousands)
Balance, December 31, 1999	1,205,930	$6,618		$(2,010)	$(22)	$4,586
Stock issued	284,336	2,482				2,482
Options exercised	8,250	46				46
Comprehensive income:
Net income			$726	726		726
Net unrealized gain on securities net of tax of $12			17		17	17

Total comprehensive income			$743

Balance, December 31, 2000	1,498,516	9,146		(1,284)	(5)	7,857
Comprehensive income:
Net income			$894	894		894
Net unrealized gain on securities net of tax of $16			24		24	24

Total comprehensive income			$918

Balance, December 31, 2001	1,498,516	9,146		(390)	19	8,775
Stock Issued	423,080	5,417				5,417
Options exercised	4,000	6				6
Warrants exercised	400	26				26
Comprehensive income:
Net income			$1,817	1,817		1,817
Net unrealized gain on securities net of tax of $95			136		136	136

Total comprehensive income			$1,953

Balance, December 31, 2002	1,925,996	$14,595		$1,427	$155	$16,177

The accompanying notes are an integral part of these financial statements

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Year ended December 31,

	2002	2001	2000

	(dollars in thousands)
Operating Activities
Net Income	$1,817	$894	$726
Depreciation and amortization	1,099	863	492
Amortization/accretion of premiums/discounts on investment securities, net	50	(40)	(8)
Provision for loan losses	655	460	748
Gain on sale of fixed assets	(4)	—	—
Increase in deferred assets	(225)	(242)
Net increase in cash value of life insurance	(145)	(17)
Net change in other assets and liabilities	(651)	(237)	(312)

Net Cash Provided by Operating Activities	2,596	1,681	1,646

Investing Activities
Change in deposits in other financial institutions, net	1,283	(1,077)	327
Purchase/redemption of FHLB stock, net	(4)	(38)	(34)
Purchase of investment securities available-for-sale	(15,280)	(11,893)	(2,759)
Proceeds from sales and maturities of investment securities available-for-sale	6,937	10,397	1,500
Purchase of investment securities held-to-maturity	(2,262)	—	—
Proceeds from maturities of investment securities held-to-maturity	690	—	—
Purchases of premises and equipment	(1,076)	(1,899)	(1,286)
Sale of premises and equipment	5	—	—
Purchase of life insurance	(1,300)	(2,500)
Net increase in loans	(43,603)	(20,004)	(33,207)
Change in minority investment in subsidiary	877	127	222

Net Cash Used in Investing Activities	(53,733)	(26,887)	(35,237)
Financing Activities
Net increase in demand deposits and savings accounts	118,453	38,888	25,988
Net increase/(decrease) in time deposits	686	(4,273)	10,016
Net proceeds from issuance of common stock	5,417	—	2,482
Proceeds from exercise of stock options	26	—	46
Proceeds from exercise of stock warrants	6	—	—

Net Cash Provided by Financing Activities	124,588	34,615	38,532

Net Increase in Cash and Cash Equivalents	73,451	9,409	4,941
Cash and Cash Equivalents at Beginning of Period	25,581	16,172	11,231

Cash and Cash Equivalents at End of Period	$99,032	$25,581	$16,172

Supplemental Disclosures of Cash Flow Information:
Cash Paid for Interest	$1,051	$1,810	$1,416

Cash Paid for Taxes	$1,129	$404	$1

Non-Cash Investing Activities
Net Change in Accumulated Other Comprehensive Income	$136	$24	$17

The accompanying notes are an integral part of these financial statements

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of Southwest Community Bank and subsidiary (the “Bank”) conform to accounting principles generally accepted in the United States of America and to general practices followed by the banking industry. A summary of the significant accounting and reporting policies used in the preparation of the accompanying consolidated financial statements follows:

Nature of Operations

The Bank began operations on December 1, 1997, and currently operates six branches, one real estate finance office and one SBA finance office within San Diego and Riverside Counties. The Bank’s primary source of revenue is from providing loans to customers who are predominately small and middle-market businesses. In November 1998, the Bank began a subsidiary operation, Financial Data Solutions, Inc. (FDSI), which provides a variety of data processing services to the financial services industry. The Bank owns fifty-one percent of this subsidiary.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Southwest Community Bank and its majority-owned subsidiary, FDSI. All material intercompany balances and transactions have been eliminated in consolidation. Minority interest represents a minority shareholder’s forty-nine percent share of the equity of the subsidiary.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans and foreclosed real estate may change.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2002.

The Bank maintains amounts due from banks that exceed federally insured limits. The Bank has not experienced any losses in such accounts.

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, Continued

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks, investments with terms to maturity at acquisition of three months or less, and federal funds sold. For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and due from banks” and “Federal funds sold.”

Investment Securities

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which addresses the accounting for investments in equity securities that have readily determinable fair values and for investments in all debt securities. Securities are classified in three categories and accounted for as follows: debt and equity, securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and are measured at amortized cost; debt and equity securities bought and held principally for the purpose of selling in the near term are classified as trading securities and are measured at fair value, with unrealized gains and losses included in earnings; debt and equity securities not classified as either held-to-maturity or trading securities are deemed as available-for-sale and are measured at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders’ equity. Gains or losses on sales of investment securities are determined on the specific identification method. Premiums and discounts are amortized or accreted using the interest method over the expected lives of the related securities.

Loans and Interest on Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts. The Bank recognizes loan origination fees to the extent they represent reimbursement for initial direct costs, as income at the time of loan boarding. The excess of fees over costs, if any, is deferred and credited to income over the term of the loan.

In accordance with SFAS No. 114, (as amended by SFAS No. 118), “Accounting by Creditors for Impairment of a Loan,” those loans identified as “impaired” are measured on the present value of expected future cash flows, discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will not be able to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance.

All loans on nonaccrual are measured for impairment. The Bank applies the measurement provision of SFAS No. 114 to all loans in its portfolio. All loans are generally charged off at such time the loan is classified as a loss.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.

Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management’s estimate of credit losses inherent in the loan portfolio and the related allowance may change.

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, Continued

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is computed using the straight-line method over the estimated useful lives of the related assets, which range from one to ten years. Leasehold improvements are amortized over the term of the lease or the estimated useful lives of the improvements, whichever is shorter, computed on the straight-line method.

Income Taxes

Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of nontaxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, “Accounting for Income Taxes.”

Comprehensive Income

Beginning in 1998, the Bank adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Bank.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Earnings Per Share and Diluted Earnings Per Share

The Bank determines Earnings Per Share (EPS) in accordance with SFAS No. 128, “Earnings Per Share.” EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period they are outstanding. In the computation of diluted EPS, the computation is the same as EPS except the denominator is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued. For the Bank, potential dilutive additional shares are its stock options outstanding and warrants. The dilutive effect of outstanding stock options is reflected in diluted EPS by the application of the treasury stock method. Exercise of stock options, if any, is assumed to have occurred at the beginning of the period. The proceeds from the assumed exercise of warrants and options are assumed to be used to purchase common stock at the average price during the period. The incremental shares assumed from the difference between the number of shares assumed issued and the number of shares assumed purchased is included in the denominator of the diluted EPS computation.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Bank has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Bank’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

Had compensation cost for the Bank’s stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Bank’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, Continued

Net income:
As reported	$1,817	$894	$726
Stock-based compensation using the intrinsic value method	—	—	—
Stock-based compensation that would have been reported using the fair value method of SFAS 123	(127)	(97)	(68)

Pro forma	$1,690	$797	$658

Basic earnings per share:
As reported	$1.05	$0.60	$0.52
Pro forma	0.98	0.53	0.47
Diluted earnings per share:
As reported	$0.94	$0.55	$0.47
Pro forma	0.88	0.48	0.42

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires the Bank to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of long-term assets. SFAS No. 143 is effective for the Bank in 2003; however, management does not believe adoption will have a material impact on the Bank’s financial statements.

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 2 - Investment Securities

At December 31, 2002, the investment securities portfolio was comprised of securities classified as available-for-sale or held-to-maturity, in accordance with SFAS No. 115. There were no sales of investments during 2002 or 2001.

The amortized cost and estimated fair values of investment securities available-for-sale at December 31, 2002 and 2001 are summarized as follows:

December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

(dollars in thousands)
U.S. Government agency obligations	$13,295	$263	$—	$13,558

December 31, 2001

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

(dollars in thousands)
U.S. Government agency obligations	$5,002	$31	$—	$5,033

The amortized cost and fair values of investment securities held-to-maturity at December 31, 2002 were:

December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

(dollars in thousands)
U.S. Government agency obligations	$1,572	$37	$—	$1,609

There were no held-to-maturity securities at December 31, 2001.

The amortized cost and fair values of investment securities at December 31, 2002, by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 2 - Investment Securities, Continued

	Securities
	Available-for-Sale

	Amortized
	Cost	Fair Value

	(dollars in thousands)
Due in one to five years	$1,997	$2,101
Due after ten years	11,298	11,457

	$13,295	$13,558

	Held-to-Maturity

	Amortized
	Cost	Fair Value

	(dollars in thousands)
Due after ten years	$1,572	$1,609

Securities having a carrying value of approximately $15,129,000 and $2,631,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes as required by law.

Note 3 - Loan Portfolio

The Bank’s loan portfolio consists primarily of loans to borrowers within Southern California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank’s market area and, as a result, the Bank’s loan and collateral portfolios are, to some degree, concentrated in those industries.

The following table presents loans by collateral type and the percentage of each category of collateral to total loans as of December 31, 2002 and 2001.

	2002		2001

	Amount	Percent	Amount	Percent

	(dollars in thousands)
Commercial loans	$48,553	37.6%	$40,813	48.2%

Real estate loans:
Residential	11,879	9.2%	6,603	7.8%
Construction	22,054	17.1%	15,215	18.0%
Commercial	44,823	34.7%	19,560	23.1%

Total Real Estate Loans	78,756	61.0%	41,378	48.9%

Consumer loans	1,115	0.9%	1,342	1.6%
Other	656	0.5%	1,171	1.4%

Total Loans	129,080	100.0%	84,704	100.0%
Less deferred loan income	(1,426)		(692)
Less allowance for loan losses	(1,798)		(1,104)

Net Loans	$125,856		$82,908

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 3 - Loan Portfolio, Continued

The following is a summary of investment in impaired loans, the related allowance for loan losses and income recognized thereon as of December 31, 2002 and 2001.

	2002	2001

	(dollars in thousands)
Impaired loans with a valuation allowance	$139	$304
Impaired loans without a valuation allowance	—	—

Total Impaired Loans	$139	$304

Valuation allowance related to impaired loans	$19	$36

Average recorded investment in impaired loans	$135	$188

Cash receipts applied to reduce principal balance	$39	$16

Interest income recognized for cash payments	$—	$—

Nonaccruing loans totaled $138,589 and $304,268 at December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, all loans on nonaccrual were classified as impaired. If interest on nonaccrual loans had been recognized at the original interest rates, interest income would have increased $20,614, in 2002. No additional funds are committed to be advanced in connection with impaired loans.

The Bank had no loans past due 90 days or more in interest or principal and still accruing interest at December 31, 2002 and 2001, respectively. No loans were classified as troubled debt restructurings.

Note 4 - Allowance for Loan Losses

Activity in the allowance for loan losses is presented below:

	2002	2001	2000

	(dollars in thousands)
Balance, beginning of period	$1,104	$808	$319
Recoveries of charge-offs	47	78
Provision charged to operations	655	460	748
Charge-offs	(8)	(242)	(259)

Balance, end of period	$1,798	$1,104	$808

Note 5 - Transactions with Officers and Directors

In the ordinary course of business the Bank has extended loans to certain directors, officers, their immediate families and the companies with which they are associated. All such loans and commitments to lend were made under terms, which are consistent with the Bank’s normal lending policies.

The following is an analysis of all such loans as of the dates indicated:

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

	2002	2001

	(dollars in thousands)
Outstanding balance, January 1	$2,791	$1,607
Credit granted, including renewals	867	1,456
Repayments	(363)	(272)

Outstanding balance, December 31	$3,295	$2,791

Related party deposit accounts as of December 31, 2002 and 2001, totaled approximately $9,935,605 and $7,802,746, respectively.

Note 6 - Premises and Equipment

A summary of premises and equipment as of December 31 follows:

	2002	2001

	(dollars in thousands)
Leasehold improvements	$1,584	$1,416
Furniture, fixtures, and equipment	4,939	4,056

	6,523	5,472
Less accumulated depreciation and amortization	(2,697)	(1,823)

	$3,826	$3,649

Depreciation expense for 2002 and 2001 was $1,099,079 and $863,036, respectively.

Note 7 - Salary Continuation Plan

The Bank has entered into a salary continuation plan for certain key management personnel. The plan provides for payments for 20 years, commencing within one month of reaching the age 62 or death. The Bank is committed to pay $3,741,395, on a future value basis accounting for an annual three percent cost of living increase, over the pay out period of the plan. Salary continuation expense for December 31, 2002 and 2001 was $122,704 and $17,019, respectively.

Note 8 - Other Assets

	2002	2001

	(dollars in thousands)
Accrued interest receivable	$657	$522
Accounts receivable	470	428
Prepaid expenditures	790	300
Servicing asset	538	278
Net deferred tax assets	467	242
Other	228	194

	$3,150	$1,964

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 9 - Deposits

Deposits are the major source of the Bank’s funds for lending and investments. Noninterest-bearing demand deposits are payable immediately upon demand or are issued with an original maturity or required notice period of less than seven days. On interest-bearing demand accounts the Bank has reserved the right to require at least seven days written notice prior to withdrawal of any funds in that account. Money market accounts are interest bearing and are limited to six transfers to third parties. Savings deposits are interest bearing and do not allow third party transfers. Time deposits have a minimum maturity of seven days and are subject to early withdrawal penalties.

The Bank has one large depositor whose balances represented 31.7% and 9.2% of deposits as of December 31, 2002 and 2001, respectively.

Interest expense for certificates of deposit of $100,000 or more was $208,530 and $518,633 for the years ended December 31, 2002 and 2001, respectively.

The following table presents the maturity distribution of time certificates of deposit at December 31, 2002 (in thousands):

2003	$14,842
2004	1,361
2005	106

$16,309

Note 10 - Notes Payable

At December 31, 2002, the Bank’s subsidiary had notes payable on a consolidated basis of $576,355, including various notes payable to its minority interest holder totaling $532,752. The $532,752 of notes to the minority interest holder bear interest at prime plus 1.5%. The remaining $43,603 bears interest at 4.9%. The notes are secured by assets of the subsidiary and mature through May 2006.

Maturities of notes payable as of December 31 are as follows (in thousands):

2003	$217
2004	168
2005	125
2006	61
2007	5

$576

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 11 - Income Taxes

The current and deferred amounts of the provision for income taxes were:

	2002	2001	2000

	(dollars in thousands)
Current
Federal	$970	$420	$—
State	313	136	1
Deferred
Federal	(166)	(110)	159
State	(38)	(36)	54

	1,079	410	214
Change in valuation allowance	—	(264)	(213)

Income tax expense	$1,079	$146	$1

A reconciliation of the Bank’s actual tax expense with Federal statutory rates is as follows:

	2002	2001	2000

	(dollars in thousands)
Tax at Federal rate of 34%	$985	$353	$247
State tax, net of Federal benefit	182	65	52
Change in valuation allowance	—	(264)	(213)
Other	(88)	(8)	(85)

	$1,079	$146	$1

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The Bank’s principal timing differences are from pre-opening expenses, cash basis tax reporting, and depreciation differences.

The following is a summary of the components (in thousands) of the net deferred tax asset accounts recognized in the accompanying statements of financial condition:

	2002	2001

	(dollars in thousands)
Deferred Tax Assets
Allowance for loan losses	$606	$391
Fixed assets	122	—
Operating loss carryforwards	—	—

Total	728	391

Deferred Tax Liabilities
Fixed assets	—	21
Cash basis of tax reporting	153	115
Available-for-sale securities	108	13

Total	261	149

Net Deferred Tax Assets	$467	$242

No valuation allowance was established by management since all deferred tax assets were assumed to be more likely than not of full realization.

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 12 - Commitments and Contingencies

Leases

The Bank is a party to a number of noncancelable building lease agreements. These leases extend for varying periods up to ten years and may include renewal provisions.

Minimum future lease obligations on long-term noncancelable operating leases in effect at December 31, 2002, are as follows (in thousands):

2003	$619
2004	610
2005	564
2006	514
2007	456
Thereafter	541

$3,304

The Bank leases one of its branches from a company whose president is on the Board of Directors of the Bank. The lease is classified as an operating lease and provides for minimum annual rentals of $27,114 escalating to $31,428 through September 30, 2005. The future lease obligations are included above.

Rental expense for operating leases amounted to $573,560, $501,270 and $296,582 in 2002, 2001 and 2000, respectively.

Litigation

In the ordinary course of business, the Bank becomes involved in litigation. In the opinion of management, based upon consultation with the Bank’s legal counsel, the disposition of such litigation will not have a material effect on the Bank’s financial position.

Off-Balance-Sheet Items

At December 31, 2002 and 2001, the Bank was contingently liable for letters of credit accommodations made to its customers totaling approximately $803,000 and $88,000, respectively. At December 31, 2002 and 2001, the Bank had undisbursed loan commitments in the amount of approximately $49,739,000 and $19,085,000, respectively. The Bank makes commitments to extend credit in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total outstanding commitment amount does not necessarily represent future cash requirements. Standby letters of credit written are confidential commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank anticipates no losses as a result of such transactions.

Federal Home Loan Bank (FHLB) Line of Credit

The Bank had $24,276,992 and $2,318,047 in loans pledged at the FHLB at December 31, 2002 and 2001, respectively.

Federal Reserve Bank Discount Window

The Bank had $867,365 and $2,218,342 in loans pledged at the Federal Reserve Bank at December 31, 2002 and 2001, respectively.

Correspondent Bank Credit Lines

The Bank has $3 million in unsecured lines of credit with two correspondent banks.

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 13 - Stock Option Plan

On June 10, 1998, the shareholders of the Bank adopted the Southwest Community Bank 1997 Stock Option Plan (the “1997 Plan”). Under the 1997 Plan, the Bank may grant options to its directors, officers and employees for up to 187,500 (after giving retroactive effect for a 3-for-2 stock split in 1999 and a 5-for-4 stock split in 2002) shares of common stock. Both incentive stock options and nonqualified stock options may be granted under the 1997 Plan. All outstanding options were granted at prices equal to the fair market value on the day of the grant. Options granted vest at a rate of 20 percent per year for five years, and expire no later than ten years from the date of grant.

During 2000, the shareholders approved an amendment to the 1997 Plan. Under this amendment, the 1997 Plan provides for issuance of up to 62,500 (after giving retroactive effect for a 5-for-4 stock split in 2002) additional shares of the Bank’s common stock. During 2002, the shareholders approved the addition of another 50,000 shares of the Bank’s common stock.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002 and 2001, respectively: risk-free rates of 3.67% and 5.33%; dividend yields of 0% for both years presented, expected life of eight years for both years, and volatility of 18% and 26%.

The following summarizes information about stock options outstanding at December 31, 2002, 2001 and 2000. These tables have been retroactively adjusted for the 5-for-4 stock split in 2002 and the 2-for-1 stock split in 2003 (see Note 17).

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	415,785	$7.14	363,375	$6.51	329,000	$5.74
Options granted	95,000	13.91	59,910	10.30	66,250	9.80
Options exercised	(4,000)	6.60	—	—	(8,250)	—
Options forfeited	(1,250)	9.60	(7,500)	9.60	(23,625)	6.67

Outstanding at end of year	505,535	$8.42	415,785	$7.14	363,375	$6.51

Options available for grant end of year	94,464		72,840		140,250
Options exercisable at year-end	294,020		217,850		141,176
Weighted-average fair value of options granted during the year		$4.56		$4.57		$3.29

	Options Outstanding			Options Exercisable

		Remaining	Weighted
Exercise	Number	Contractual	Average	Number	Average
Price	of Shares	Life	Exercise Price	of Shares	Price

$5.33 - $6.93	275,375	5.09	$5.73	248,386	$5.66
$7.47 - $9.60	52,750	7.03	8.91	24,650	8.71
$10.20 - $11.40	82,410	8.21	10.77	20,984	10.64
$13.00	68,000	9.47	13.00	—	—
$16.00 - $17.75	27,000	9.60	16.19	—	—

	505,535			294,020

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 14 - Earnings Per Share

On January 16, 2002, the Board of Directors approved a five-for-four stock split of its common stock payable to shareholders of record on March 15, 2002. On April 16, 2003 the Board of Directors approved a two-for-one stock split of common stock payable to shareholders of record on May 14, 2003 (See Note 17). All outstanding shares, stock options and related per share earnings calculations included in these financial statements have been retroactively adjusted for these stock splits.

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute net income per share for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000

	Income	Shares	Income	Shares	Income	Shares

	(dollars in thousands)
Net income as reported	$1,817	—	$894	—	$726	—
Shares outstanding at period end	—	1,925,996	—	1,498,516	—	1,498,516
Impact of weighting shares issued during the period	—	(202,128)	—	—	—	(90,496)

Used in basic earnings per share	1,817	1,723,868	894	1,498,516	726	1,408,020
Dilutive Effect of Outstanding Stock Options	—	210,504	—	139,624	—	142,026

Used in diluted earnings per share	$1,817	1,934,372	$894	1,638,140	$726	1,550,046

Basic net income per share	$1.05		$0.60		$0.52

Diluted net income per share	$0.94		$0.55		$0.47

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following table presents the carrying amounts and fair values of financial instruments at December 31, 2002. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(dollars in thousands)
Financial Assets
Cash and cash equivalents	$99,032	$99,032	$25,581	$25,581
Interest bearing deposits in financial institutions	67	67	1,350	1,350
Investment securities	15,130	15,168	502	5,033
Loans, net	125,856	128,040	82,908	83,738
Accrued interest receivable	657	657	522	522
Financial Liabilities
Noninterest bearing demand	180,597	180,597	63,982	63,982
Interest bearing deposits	48,874	52,478	48,874	49,052
Notes payable	576	576
Accrued interest payable	24	24	27	27

	Notional	Cost to Cede	Notional	Cost to Cede
	Amount	or Assume	Amount	or Assume

Off-Balance Sheet Instruments Commitments to extend credit and standby letters of credit	$50,542	$505	$19,173	$192

The following methods and assumptions were used by the Bank in estimating fair value disclosures:

Cash and Cash Equivalents
The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values due to the short-term nature of the assets.

Investment Securities
Fair values are based upon quoted market prices, where available.

Interest-bearing Deposits in Other Financial Institutions
The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments, Continued

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

Deposits

The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Notes Payable

The carrying amounts of notes payable approximate fair value.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-balance Sheet Instruments

Fair values of loan commitments and financial guarantees are based upon fees currently charged to enter similar agreements, taking into account the remaining terms of the agreement and the counterparties’ credit standing.

Note 16 - Regulatory Matters

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table on the following page) of total and Tier 1 capital (as defined in the regulations) to risk- weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

SOUTHWEST COMMUNITY BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 16 - Regulatory Matters, Continued

The following table also sets forth the Bank’s actual capital amounts and ratios:

					Minium to be well
					capitalized under
			Minimum for capital		prompt corrective
	Actual		adequacy purposes		action provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(dollars in thousands)
As of December 31, 2002:
Total capital (to risk-weighted assets)	$19,205	12.3%	$12,451	8.0%	$15,564	10.0%
Tier 1 capital (to risk-weighted assets)	17,407	11.2%	6,225	4.0%	9,338	6.0%
Tier 1 capital (to average assets)	17,407	7.5%	9,294	4.0%	11,617	5.0%
As of December 31, 2001:
Total capital (to risk-weighted assets)	$10,365	10.2%	$8,090	8.0%	$10,113	10.0%
Tier 1 capital (to risk-weighted assets)	9,262	9.2%	4,045	4.0%	6,068	6.0%
Tier 1 capital (to average assets)	9,262	8.2%	4,539	4.0%	5,674	5.0%

Dividend Restrictions

The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank’s undivided profits or the Bank’s net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.

The FDIC has established guidelines with respect to the maintenance of appropriate levels of capital by banks under their jurisdiction. Compliance with the standards set forth in such guidelines may limit the amounts of dividends which the Bank may pay.

FDIC Insurance

The FDIC is a U.S. Government corporation that insures the deposits of Federal Reserve System member banks and non-member banks. The FDIC provides insurance on deposits up to $100,000. In return for this protection, the Bank pays an assessment based on total deposits. The FDIC is responsible for supervision of state chartered, FDIC insured banks that are not members of the Federal Reserve System. As a state chartered, non-member bank, the Bank is subject to the supervision of the FDIC.

Note 17 - Subsequent Events

Formation of Holding Company and Reorganization

On April 1, 2003 the reorganization approved by shareholders on March 19, 2003 was completed under which Southwest Community Bank became a wholly owned subsidiary of Southwest Community Bancorp. Common share and warrant holders of Southwest Community Bank became the common share and warrant holders of Southwest Community Bancorp.

Stock Dividend

On April 16, 2003 the Board of Directors approved a two-for-one stock split of common stock payable to shareholders of record on May 14, 2003. All outstanding shares, stock options and related per share earnings calculations included in these financial statements have been retroactively adjusted for this stock split.

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES
Unaudited Consolidated Balance Sheets

	September 30,

	2003	2002

	(dollars in thousands)
Assets
Cash and due from banks	$101,267	$39,495
Federal funds sold	3,025	42,588

Cash and cash equivalents	104,292	82,083
Interest-bearing deposits in other financial institutions	268	899
Investment securities available-for-sale	24,459	12,146
Investment securities held-to-maturity	798	1,868
Loans, net of unearned income and allowance for loan losses	164,709	105,989
Premises and equipment	4,566	3,719
Federal Home Loan Bank stock at cost	503	75
Cash surrender value of life insurance	4,094	3,914
Other assets	3,953	2,742

Total Assets	$307,642	$213,435

Liabilities and Shareholders’ Equity
Noninterest-bearing demand	$214,090	$128,344
Money market and NOW	45,072	45,838
Savings	5,448	3,598
Time deposits under $100,000	7,189	10,310
Time deposits $100,000 and over	7,465	7,769

Total Deposits	279,264	195,859
Accrued interest and other liabilities	804	721
Notes payable	218	629
Trust preferred securities	8,000
Minority interest in subsidiary	1,426	701

Total Liabilities	289,712	197,910

Commitments and Contingencies
Shareholders’ Equity
Preferred stock, 10,000,000 shares authorized, none issued	—	—
Common stock, no par value, 18,750,000 shares authorized, 1,934,596 and 1,925,596 shares issued and outstanding in 2003 and 2002, respectively	14,671	14,590
Retained earnings	3,418	833
Accumulated other comprehensive income (loss)	(159)	102

Total Shareholders’ Equity	17,930	15,525

Total Liabilities and Shareholders’ Equity	$307,642	$213,435

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES
Unaudited Consolidated Statements of Income

	Nine months ended September 30,

	2003	2002

	(dollars in thousands)
Interest Income
Loans	$8,761	$5,839
Investment securities	513	303
Federal funds sold	187	256
Interest bearing deposits	4	39
Other	11	5

Total interest income	9,476	6,442

Interest Expense
Deposits	512	795
Borrowings	225	31

Total interest expense	737	826

Net interest income	8,739	5,616
Provision for loan losses	495	465

Net interest income after provision for loan losses	8,244	5,151

Noninterest Income
Fees and service charges	2,071	1,795
Data processing income	3,438	3,249
Gain on sale of SBA loans	650	656
Gain on sale of securities	228
Other income	310	221

Total noninterest income	6,697	5,921

Noninterest Expense
Salaries and employee benefits	6,596	5,202
Occupancy expenses	956	668
Equipment and data processing costs	1,638	1,253
Advertising and promotional	212	200
Regulation Q costs	482	390
Professional services	305	231
Stationery and supplies	233	204
Telephone expenses	183	152
Other expenses	979	848

Total noninterest expense	11,584	9,148

Income before income taxes	3,357	1,924
Income taxes	(1,366)	(701)

Net income	$1,991	$1,223

Basic net income per common share	$1.03	$0.74

Diluted net income per common share	$0.86	$0.66

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES
Unaudited Consolidated Statement of Changes in Shareholder’s Equity

					Accumulated
	Common Stock				Other	Total
			Comprehensive	Retained	Comprehensive	Shareholders’
	Shares	Amount	Income	Earnings	Income (Loss)	Equity

	(dollars in thousands)
Balance, December 31, 2001	1,498,516	$9,146		$(390)	$19	$8,775
Stock issued	427,080	5,444				5,444
Comprehensive income:
Net income			$1,223	1,223		1,223
Net unrealized gain on securities net of tax of $60			83		83	83

Total comprehensive income			$1,306

Balance, September 30, 2002	1,925,596	$14,590		$833	$102	$15,525

Balance, December 31, 2002	1,925,996	$14,596		$1,427	$155	$16,178
Warrants exercised	1,000	14				14
Options exercised	7,600	61				61
Comprehensive income:
Net income			$1,991	1,991		1,991
Net unrealized loss on securities net of tax benefit of $219			(314)		(314)	(314)

Total comprehensive income			$1,677

Balance, September 30, 2003	1,934,596	$14,671		$3,418	$(159)	$17,930

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows

	Nine months ended September 30,

	2003	2002

	(dollars in thousands)
Operating Activities
Net Income	$1,991	$1,223
Depreciation and amortization	965	784
Amortization/accretion of premiums/discounts on investment securities, net	272	35
Provision for loan losses	495	465
Gain on sale of securities	(228)
Change in deferred tax assets	(352)	(226)
Net increase in cash value of life insurance	(133)	(1,397)
Net change in other assets and liabilities	(193)	(231)

Net Cash Provided by Operating Activities	2,817	653

Investing Activities
Change in deposits in other financial institutions, net	(201)	451
Net purchase of FHLB stock	(427)	(3)
Purchase of investment securities available-for-sale	(29,268)	(7,816)
Proceeds from sales and maturities of investment securities available-for-sale	17,816	826
Purchase of investment securities held-to-maturity		(2,262)
Proceeds from maturities of investment securities held-to-maturity	748	378
Purchases of premises and equipment	(1,905)	(854)
Net increase in loans	(39,348)	(23,546)
Change in minority investment in subsidiary	42	195

Net Cash Used in Investing Activities	(52,543)	(32,631)

Financing Activities
Net increase in deposits	47,269	83,003
Net increase in notes payable	(358)	33
Proceeds from issuance of trust preferred securities	8,000
Net proceeds from issuance of common stock		5,417
Proceeds from exercise of stock options	61	27
Proceeds from exercise of stock warrants	14

Net Cash Provided by Financing Activities	54,986	88,480

Net Increase (decrease) in Cash and Cash Equivalents	5,260	56,502
Cash and Cash Equivalents at Beginning of Period	99,032	25,581

Cash and Cash Equivalents at End of Period	$104,292	$82,083

Supplemental Disclosures of Cash Flow Information:
Cash Paid for Interest	$742	$828

Cash Paid for Taxes	$1,656	$864

Non-Cash Investing Activities
Net Change in Accumulated Other Comprehensive Income	$(314)	$83

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES
Notes to Unaudited Consolidated Financial Statements

Note 1 - Basis of Presentation

The accompany unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods indicated. Certain information and note disclosures normally included in consolidated financial statements prepared accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The results of operations for the interim periods presented are not necessarily indicative of the results of operation to be expected for the remainder of the year.

The consolidated financial statements at September 30, 2003 include our subsidiary trust that issued our trust preferred securities. As a result of the issuance of FASB Interpretation No. 46 (revised December 2003) (“FIN 46”), related to consolidation of variable interest entities, in future presentations we may be required to “deconsolidate” the trust for financial reporting purposes. This would result in the trust preferred securities being presented as subordinated debt.

Note 2 – Formation of Holding Company and Reorganization

On April 1, 2003 the reorganization approved by shareholders on March 19, 2003 was completed under which Southwest Community Bank became a wholly owned subsidiary of Southwest Community Bancorp. Common share and warrant holders of Southwest Community Bank became the common share and warrant holders of Southwest Community Bancorp.

Note 3 – Trust Preferred Securities

On April 22, 2003, Southwest Community Bancorp issued $8.0 million of trust preferred securities bearing a variable rate of interest, which is reset quarterly, at the three-month LIBOR plus 3.15%, provided the rate will not exceed 11.75% prior to June 26, 2008, and maturing in 30 years. The initial rate was 4.47% and the current rate, as of the last reset on December 26, 2003, is 4.32%. Subject to percentage limitations, these securities are considered Tier 1 capital for regulatory purposes. However, as a result of the issuance of FIN 46, the Federal Reserve Board has indicated that it would review the regulatory implications of this change in financial reporting on regulatory capital and the continued inclusion of these amounts in regulatory capital. If the Federal Reserve Board elects to change the capital treatment of trust preferred securities, our capital ratios may be materially affected.

Note 4 – Earnings Per Share

The following is a reconciliation of net income and shares outstanding to the net income and number of shares used to compute earnings per share for the six months ended September 30, 2003 and 2002:

	Nine months ended September 30,

	2003		2002

	Net Income	Shares	Net Income	Shares

	(dollars in thousands)
Net income as reported	$1,991	—	$1,223	—
Shares outstanding at period end	—	1,934,596	—	1,925,596
Impact of weighting shares issued during the period	—	(3,032)	—	(269,779)

Used in basic earnings per share	1,991	1,931,564	1,223	1,655,817
Dilutive effect of outstanding stock options	—	373,343	—	194,283

Used in diluted earnings per share	$1,991	2,304,907	$1,223	1,850,100

Basic net income per share	$1.03		$0.74

Diluted net income per share	$0.86		$0.66

SOUTHWEST COMMUNITY BANCORP AND SUBSIDIARIES
Notes to Unaudited Consolidated Financial Statements

Note – 5 Condensed Financial Information of Parent Company Only

     Southwest Community Bancorp (Parent Company Only) Financial Statements

(dollars in thousands)

September 30,
2003

Condensed Balance Sheet
Assets:
Cash	$84
Investment in subsidiaries	25,813
Other assets	286

Total Assets	$26,183

Liabilities:
Accrued interest	$5
Subordinated debt due to subsidiary	8,248

Total liabilities	8,253
Shareholders’ equity	17,930

Total liabilities and shareholders’ equity	$26,183

Nine Months
Ended
September 30,
2003

Condensed Statement of Income
Dividend income from subsidiaries	$200
Other income	3

Total income	203

Interest expense	161
Other expenses	56

Total expense	217

Income before income taxes and equity in undistributed income of subsidiaries	(14)
Income tax benefit	(88)

Income before equity in undistributed income of subsidiaries	74
Equity in undistributed income of subsidiaries	1,917

Net Income	$1,991

Nine Months
Ended
September 30,
2003

Condensed Statement of Cash Flows
Net income	$1,991
Change in other assets	(286)
Change in accrued interest payable	5
Undistributed income of subsidiaries	(1,917)

Cash flows used in operating activities	(207)

Investment in subsidiaries	7,998

Cash flows used in investing activities	7,998

Issuance of subordinated debt	8,248
Proceeds from exercise of common stock warrants and options	41

Cash flows provided by financing activities	8,289

Net increase in cash and cash equivalents	84
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$84

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWEST COMMUNITY BANCORP

By:	/s/ Frank J. Mercardante
Name:	Frank J. Mercardante
Title:	President and Chief Executive Officer

Date: January 9, 2004